Filed pursuant to Rule 424(b)(3)
                                             Registration No. 333-47051


                          FACTUAL DATA CORP.


We are offering 1,620,000 shares of our common stock to holders electing to exercise warrants and options issued as part of our initial public offering in May 1998. We will receive all the proceeds from this offering. The 1,380,000 warrants sold to the public in our offering are exercisable at $7.15 per share.

We issued an option to the underwriter of our initial public offering to purchase 120,000 shares of our common stock for $7.04 per share and 120,000 warrants for $.128 per warrant. These warrants allow the underwriter to purchase an additional 120,000 shares of our common stock for $9.15 per share. The underwriter will receive all of the proceeds from the sale of these options and warrants if they are sold rather than exercised by it. See "Selling Securityholder."

Our common stock and public warrants trade on the Nasdaq National Market under the symbols FDCC and FDCCW.

                            -------------------------

You should carefully consider the risk factors beginning on page 4 before purchasing any of the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            -------------------------

                  The date of this prospectus is August 2, 1999

                       ABOUT FACTUAL DATA CORP.

Factual Data Corp. is an information services provider to the mortgage and consumer lending industries, employers, landlords, and other business customers located throughout the United States. We specialize in preparing mortgage credit reports (MCRs) that we format and customize for each mortgage lender's requirements and then transmit to these lenders via modem, network or facsimile. We market our services nationally through 44 combined locations, including our own offices and through our franchisees and licensees. Our franchisees and licensees are collectively referred to as system affiliates. We are implementing a consolidation plan in the mortgage credit report industry.

Credit data provided directly from the three national major credit repositories, Equifax, Inc., Experian, Inc., and TransUnion Corporation, are often inconsistent, are not presented in a customized or consolidated format, and may be relatively difficult to interpret. As such, our services are valuable to the lending industry since MCR users can obtain credit reports from us which contain verified credit information upon which such lenders can readily rely and users can more easily interpret the credit data since we format and customize such data.

With the expertise we have developed in mortgage credit reporting, we have expanded our services to include employment screening services and tenant screening services. Our MCR and other products and services are fully automated, thereby allowing us to deliver our reports very quickly to our customers' computers.

We were incorporated in Colorado in 1985. Our executive offices are located at 5200 Hahns Peak Drive, Loveland, Colorado 80538. Our telephone number is (970) 663-5700. We maintain a site on the World Wide Web at HTTP://WWW.FACTUALDATA.COM. However, the information on our website is not part of this prospectus.

                     (in thousands, except per share data)

Statement of Income Data:

                                                  Year Ended         Three Months Ended
                                                  December 31,            March 31,
                                            ----------------------   ---------------------
                                              1997         1998        1998       1999
                                            ----------   ---------   ---------  ----------
                                                                         (Unaudited)

Revenue .....................                 $ 3,520     $ 9,944     $ 1,585     $ 5,353

Operating expenses ..........                   2,724       7,590         839       4,493
Net income ..................                     503       1,577         464         509
Basic earnings per share ....                     .28         .59         .26         .14

Weighted average number of
  shares outstanding--basic .                   1,800       2,681       1,800       3,597

Diluted earnings per share ..                     .28         .57         .26         .13

Weighted average number of
  shares outstanding--diluted                   1,800       2,769       1,800       3,790

Other Statistical Data:(1)

Information services MCRs ...                   1,432       2,800         639         848

Gross system billings .......                 $31,318     $48,800     $11,317     $12,053



Balance Sheet Data:                     December 31, 1998       March 31, 1999
                                        -----------------       --------------
                                                                  (unaudited)

Working capital                                $  1,786             $12,734
Total assets.................                    18,177              34,611
Long term debt, including
 current portion.............                     3,798               5,033
Shareholders' equity.........                    10,836              24,876

(1) Represents the aggregate number of MCRs generated through our system for our own accounts, and for our system affiliates, and the gross system billings by us and our system affiliates.

                             Summary of the Offering

Securities offered by us.......     1,620,000 shares of common stock issuable
                                    upon exercise of warrants and an option.
                                    Warrants to purchase 1,380,000 shares are held by the public and are exercisable at $7.15 per share at any time prior to May
                                    12, 2001.

Securities offered by a
selling securityholder (1).....     120,000 options to purchase common stock at
                                    $7.04 per share and 120,000 warrants to
                                    purchase common stock at $9.15 per share, both at any time prior to May 13, 2001.

Common stock outstanding ......     5,463,897 shares.

Common stock to be outstanding if
all warrants exercised.........     7,083,897 shares.(2)

Warrant Terms:
  Exercise price...............     $7.15 per share.(3)
  Expiration date..............     May 12, 2001
  Redemption ..................     We may redeem the warrants upon 30 days'
                                    prior written notice at a price of $.05 per warrant if the closing high bid price of our common stock equals or exceeds $10.73 for 20 consecutive trading days immediately preceding the date we mail a notice of redemption.

Use of proceeds................     We will use the net proceeds from the
                                    exercise of warrants, if any, for
                                    acquisitions, general corporate purposes and working capital. See "Use of Proceeds."

Nasdaq symbols
  Common stock.................     FDCC
  Warrants.....................     FDCCW

Risk factors...................     Our securities involve a high degree of
                                    risk and immediate dilution.  Warrant
                                    holders should carefully consider the
                                    factors set forth under the captions "Risk
                                    Factors" and "Dilution" before exercising their warrants to purchase common stock.

------------------
(1) There is no trading market for the selling securityholder's options or warrants and none is expected to develop.
(2)   Assumes  all  warrants  and  the  selling   securityholder's  options  are
      exercised.
(3) Options to purchase 120,000 shares and warrants to purchase 120,000 shares held by the selling securityholder are exercisable at $7.04 and $9.15 per share, respectively.

                             RISK FACTORS

To inform investors of our future plans and objectives, this prospectus (and other reports and statements issued by us and our officers from time to time) contain certain statements concerning our future performance, intentions, objectives, plans and expectations that are or may be deemed to be "forward-looking statements." Our ability to do this has been fostered by the Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Such risks and uncertainties include but are not limited to the following:

A decrease in demand for mortgage credit reports will likely decrease our earnings.

Our primary service is our mortgage credit report ("MCR"). The use of this service is driven largely by consumer demand for credit for new home mortgages and refinancings and, to a lesser extent, lenders' efforts to develop new, and monitor existing, credit relationships. Consumer demand for mortgage credit tends to vary due to interest rate fluctuations and general economic conditions. We have found that MCR demand tends to increase during periods of economic expansion or when interest rates are declining. Our expenses consist largely of labor, repository and communication charges, and our ability to quickly control these costs is critical if the demand for MCRs slackens. Also, our lack of significant diversification in other services hinders our ability to withstand the negative impact of a downturn in demand for MCRs.

Our consolidation plan includes operational and financial risks which may negatively affect our earnings.

In mid-1998, we implemented a consolidation plan to acquire certain of our system affiliates and competitors engaged in providing MCR services that either complement or will expand our business. This plan involves a number of risks including:

o     ability to retain acquired customers
o     diversion of management time
o use of our financial resources in reviewing acquisition candidates
o     operational assimilation of the acquired companies
o     amortization charges of acquired intangible assets

There are over 30 system affiliates that have exclusive territory rights which expire at various times through the year 2005. We cannot compete or license others in those areas. We will be required to purchase a system affiliate, or wait until the expiration of the applicable agreement with the system affiliate, before expanding into, or acquiring a competitor in, the same territory. The success of our consolidation plan, both long-term and short-term, remains unknown.

We may be unable to manage our recent and continued growth, which could negatively affect our earnings.

Since mid-1998, we have made over 20 acquisitions and employees have grown from about 37 to over 250. Our ability to manage these acquisitions, our new employees and the increased business activity while continuing to make additional acquisitions is critical to our success. Also critical in our acquisitions is our ability to:

o     attract and keep mid-level employees and other managers
o implement internal cost controls, operating policies and procedures
o     implement our sales and marketing techniques

We may not be successful in implementing our business strategy due to the significant competition we face.

The MCR industry is highly fragmented. We believe there are approximately 1,400 competitors in the United States providing MCR services. We face both direct and indirect competition for our services. There are large numbers of companies engaged in the sale of one or more of the services we offer. A significant number of these competitors are small companies operating on a local or regional basis, while some are large companies operating on a national scale. Several large companies have far greater financial resources than we do, including Equifax Credit Information Services, Inc., The First American Financial Corp. and Trans Union Corporation. We face intense competition in MCR services from these entities, and as to our other services, from companies engaged in employment and tenant application verification activities.

Significant   governmental   regulation,   privacy   issues   and  other   legal
considerations increase our operating costs.

Our business involves collecting consumer and business credit data and other information and distributing this information to lenders and businesses making credit and other decisions. Concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial governmental regulation of the credit reporting industry. The industry is regulated under the federal Fair Credit Reporting Act and by legislation in many states. The industry has recently been subject to increased legislative attention. There can be no assurance that pending or additional federal or state consumer-oriented legislation will not significantly limit demand for, or increase the costs of, our services. Under general legal concepts and, in some instances, under specific federal and state statutes, we could be held liable to customers or to the subjects of credit reports prepared by us for inaccurate information or misuse of information. No assurance can be given that we can successfully defend any claims made against us, that insurance will cover these claims or that uninsured losses from these claims might arise thereby negatively impacting our operations and financial condition.

We are dependent upon the services of our President and Chief Executive Officer.

We are highly dependent on the services of our President and Chief Executive Officer, J.H. H. Donnan, who is subject to an employment agreement which expires on July 1, 2000. To the extent that Mr. Donnan's services become unavailable, we may not be able to promote existing personnel or employ qualified persons on favorable terms. We own a $1 million Key Man term life insurance policy on the life of Mr. Donnan.

Our reseller agreements can be cancelled on short notice and they expose us to claims or liabilities from the use of inaccurate information.

We do not maintain our own consumer credit database. Instead, we obtain consumer credit data from large, national credit repositories such as Experian, Inc., TransUnion Corporation and Equifax, Inc. under reseller agreements with these entities. Generally, the reseller agreements are terminable without cause by either party within a short period of time upon written notice. Also, the agreements can be terminated if we were to use the information in violation of the Fair Credit Reporting Act or other applicable laws, or in violation of the reseller agreement. The reseller agreements typically do not provide any warranties as to the accuracy or correctness of the information contained in the databases maintained by credit repositories, and further provide that we will hold the repositories harmless and indemnify them from claims or liabilities arising from the use of inaccurate information contained in the databases.

Our success partly depends upon our ability to protect our technology from misappropriation or infringement.

We rely on a combination of trademark, servicemark, copyright, trade secret and contract protection to establish and protect our proprietary rights in our services and technology. Because there is little in the design, development or delivery of our services that is protectable under law, competitors can replicate our services. We generally enter into confidentiality agreements with customers and limit access to and distribution of our proprietary information. These steps may not be adequate to deter misappropriation or infringement of our proprietary technologies and costly litigation may ensue. Although we believe that our intellectual property and technologies do not infringe any proprietary rights of others, third parties may assert claims of infringement in the future.

We may not be able to meet the automated level of performance required by some of our larger customers.

Fannie Mae and Freddie Mac provide a secondary market for residential mortgages. Both entities require that any mortgage purchased be supported by a credit report on the mortgagee and be prepared by an entity, such as us, independent from the lender. We are aware that these and other entities are increasingly using automated credit reporting techniques that require credit report providers to render almost instantaneous responses, often within 60 seconds or less. We may not be able to continue to provide the level of performance required by these or other large institutional lenders. Additionally, we may not be able to match the level of technological service provided, or developed in the future, by competitors.

A loss of operations in our data centers could negatively impact our earnings.

Our operations depend on our ability to protect our data centers against damage from fire, power loss, telecommunications failure, natural disasters or similar events. We moved into a new facility in Loveland, Colorado in April 1998, that is outfitted with backup power and duplicate telecommunication facilities; nonetheless, in the event we experience a natural disaster, hardware or software malfunction or other interruption of our data centers operations, our business could be hurt. Extended interruptions in our services could be particularly detrimental, and our insurance may not be adequate to compensate us for resulting losses that may occur.

We will bring our second data center on line in Denver, in July 1999. This data center brings additional availability to our customers in the unlikely event of a facilities disaster. The Denver data center has redundant cooling, power, and telecom to protect itself. Additionally, the Denver data center has telecom route diversity from the Loveland facility to further the redundancy. Potentially, there could still be a natural disaster that would encompass both the Denver data center as well as the Loveland data center. Additionally, if Sprint would have a sufficiently large disaster within its systems, thiscould adversely affect our ability to communicate with our customers and/or vendors.

If our computer systems, or the computer systems of our suppliers and customers are not year 2000 compliant, our financial condition and business may be adversely affected.

We face a serious business issue because many computer programs use only two digits to identify a year in a date field. We have reviewed our products and key financial operational systems, and where required, have developed plans to ensure that our products and computer systems continue to function properly. If we fail to develop the necessary plans for our computer systems to continue to function properly, our business, financial condition and results of operations may be seriously affected. The Year 2000 date issue could also negatively impact our financial condition and business if our suppliers, customers and other businesses fail to address this issue successfully.

Impediments to takeover attempts and removal of directors may depress the price of our common stock.

Our Articles of Incorporation and Bylaws contain provisions that may discourage or make it more difficult for a third party to acquire us. These provisions include:

o          the  ability  of our  Board  of  Directors  to issue  authorized  but unissued common and preferred stock without action by our shareholders, although issuances are subject to approval by the majority of our independent directors;

o the election of directors for three-year terms, with approximately one-third of the Board of Directors standing for election each year;

o limitations on alteration of the staggered board provisions and the ability of shareholders to remove directors; and

o the affirmative vote of the holders of at least two-thirds of our capital stock entitled to vote to approve a merger, dissolution or sale of all or substantially all of our assets.

We intend not to declare dividends.

We have not declared nor paid, and we intend not to declare or pay, any cash or other dividends in the foreseeable future. Earnings, if any, will be retained to finance our operations and growth.

Sales of outstanding shares may hurt our stock price.

The market price of our common stock could fall substantially if our shareholders sell large amounts of our common stock. The possibility of such sales in the public market may also hurt the market price of our securities. Potential future sales of our common stock include the following:

o 1,912,451 shares which we have registered for resale in connection with our $15.5 million private placements in March and April, 1999

o Warrants to purchase 55,641 shares of our common stock at $8.08 per share issued to our placement agent in connection with the private placements

o 351,116 shares which we have registered for resale in connection with two of our acquisitions made in 1998

o 31,500 options outstanding as of May 31, 1999, subject to vesting provisions, issued under our 1997 Stock Incentive Plan

Exercise of outstanding warrants and options may dilute current shareholders.

The following warrants and options to purchase our common stock are outstanding:

o 1,380,000 warrants to purchase our common stock issued in our initial public offering with an exercise price of $7.15 per share

o warrants and options to purchase 240,000 shares of our common stock with an exercise price of $9.15 per share regarding 120,000 warrants and $7.04 per share regarding 120,000 options, both issued to the underwriter of our 1998 initial public offering

                               DILUTION

The net tangible book value of our common stock as of March 31, 1999 was approximately $12,946,000, or $2.43 per share. Without taking into account any other changes in tangible book value after March 31, 1999, except to give pro forma effect to the exercise of 1,620,000 warrants, our pro forma net tangible book value at March 31, 1999 would have been approximately $24,686,000 or $3.55 per share. This represents an immediate increase in net tangible book value of $1.12 per share to existing holders of common stock and an immediate dilution of $3.74 per share (51%) to purchasers of common stock who exercise warrants, as illustrated in the following table:

      Average weighted exercise price per share(1)               $7.29
      Net tangible book value per share
        before any exercise..................            $2.43
      Increase per share attributable to new purchasers   1.12
                                                         -----
      Pro forma net tangible book value per share
        assuming full exercise...............                     3.55
                                                                 -----
      Dilution per share to new purchasers...                    $3.74
                                                                 =====
      Dilution as a percent of exercise price per share             51%
                                                                 =====
------------------

(1)   The exercise prices are:
o     $7.15 for 1,380,000 public warrants issued in our initial public offering
o $7.04 for 120,000 options issued to the underwriter of our initial public offering
o $9.15 for 120,000 warrants issued to the underwriter of our initial public offering

                            USE OF PROCEEDS

If all warrants and options were exercised, we would receive about $11.7 million net of legal, accounting, printing and other offering costs.

We intend to use any proceeds received from the exercise of our warrants and options for acquisitions, general corporate purposes and working capital. See "Business."

Pending the uses described above, we will invest the proceeds in short-term, government, government guaranteed or investment grade securities.

                            CAPITALIZATION

The following table sets forth our capitalization as of March 31, 1999. The table should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                   March 31,
                                                     1999
                                                   ---------
                                                      (in
                                                   thousands)

Long-term debt, including current maturities        $  5,033

Shareholders' equity:
Preferred stock, 1,000,000 shares
 authorized; none issued or outstanding                   -
Common stock, 10,000,000 shares
 authorized; 5,327,729 shares issued and
 outstanding(1)                                       22,146
Retained earnings                                      2,730
                                                     -------
Total shareholders' equity                            24,876
                                                     -------

Total capitalization                                 $29,909
                                                     =======
------------------

(1)   Does not include up to:
o 31,500 shares of common stock issuable upon exercise of options issued to employees and directors under our 1997 Stock Incentive Plan which have an exercise prices ranging from $5.50 to $6.50 per share
o 1,675,641 shares of common stock issuable upon full exercise of other all outstanding warrants and options at prices ranging from $7.04 to $9.15 per share.

                            DIVIDEND POLICY

We have not paid any cash dividends on our common stock. It is our current policy not to pay cash dividends on our common stock. Any payment of cash dividends in the future will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, restrictions on the payment of dividends under the terms of any future financing arrangements and our plans for expansion, as well as other factors that our Board of Directors deems relevant.

                        SELECTED FINANCIAL DATA

The following consolidated selected financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of income data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1998 are derived from our consolidated financial statements which have been audited by Ehrhardt Keefe Steiner & Hottman PC, our independent auditors, as indicated in their report included herein. The data as of and for the three months ended March 31, 1998 and 1999 have been derived from our unaudited financial statements which, in our opinion, contain all normal, recurring adjustments needed for the fair presentation of results for such periods. With respect to the unaudited interim consolidated financial information for the three months ended March 31, 1998 and 1999 included herein, the independent certified public accountants have not audited or reviewed such consolidated financial information and have not expressed an opinion or any other form of assurance with respect to such consolidated financial information. The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance.


                                            For the Year Ended        For the Month Ended
                                               December 31,               March 31,
                                         ----------------------    ----------------------
                                            1997         1998        1998          1999
                                         ---------     --------    ---------    ---------
                                                                        (unaudited)
Statements of Income Data:                (in thousands, except    (in thousands, except
                                              per share data)          per share data)

Revenue
   Information services ..............     $   606      $ 6,236      $   568      $ 4,391
   Ancillary income ..................         651        1,451          429          478
   System affiliates .................       1,429        2,198          587          484
   Proceeds from the sale of our
     operated territories ............         714         --           --           --
   Training, license and other .......         120           59            1         --
                                           -------      -------      -------      -------
Total revenue ........................       3,520        9,944        1,585        5,353
                                           -------      -------      -------      -------

Operating Expenses
   Costs of services provided ........       1,301        4,986          447        3,200
   Costs of our operated territories .         506         --           --           --
   Selling, general and administrative         917        2,604          392        1,293
                                           -------      -------      -------      -------
     Total operating expenses ........       2,724        7,590          839        4,493
                                           -------      -------      -------      -------

Income from operations ...............         796        2,354          746          860
Other income .........................          29          185           10           60
Interest expense .....................         (78)        (152)         (19)         (86)
Income before income taxes ...........         747        2,387          737          834
Income tax expense (benefit) .........        (244)        (810)        (273)        (325)
Net income ...........................         503        1,577          464          509
Basic earnings per share .............         .28          .59          .26          .14
Weighted average shares
 outstanding--basic ..................       1,800        2,681        1,800        3,597
Diluted earnings per share ...........         .28          .57          .26          .13
Weighted average shares
  outstanding-diluted ................       1,800        2,769        1,800        3,790


Balance Sheet Data:                  December 31, 1998         March 31, 1999
                                     -----------------         --------------
                                                                 (unaudited)

   Working capital................         $  1,785               $12,734
   Total assets...................           18,177                34,611
   Total liabilities..............            7,341                 9,735
   Shareholders' equity...........           10,836                24,876


                 MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 and we intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include our plans and objectives for future operations, including plans and objectives relating to the services we offer and our future economic performance.

The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties that might adversely affect our business in the future in a material way. Such risks and uncertainties include but are not limited to the following:

o     interest rate fluctuations
o     effects of national and regional economic and market conditions
o     seasonal housing market fluctuations
o     labor and marketing costs
o     operating costs such as telephone and repositories costs
o     intensity of competition
o     success of our consolidation plan
o     our ability to manage growth
o     legal claims
o     contingencies associated with year 2000 compliance

Overview

We specialize in preparing mortgage credit reports that are customized to meet each lender's individual needs. We also provide a broad range of credit, employment and other information services to mortgage lenders, consumer lenders, employers, landlords, and other businesses.

We provide our services in two different ways. First, we sell services directly to third party customers such as mortgage lenders, financial institutions, private enterprises, and individuals which we refer to as information services. Secondly, we sell services through our system affiliates. We currently have 32 system affiliates. The system affiliates provide information services to customers using our technology and pay royalty, license and other fees to us. We do not intend to license or franchise territories to third parties in the foreseeable future.

During 1997 and 1998, our primary emphasis, in addition to expanding our market, was the completion and expansion of our technology center. This center was necessary for us to provide our Bureau Express reports and other on-line services to both third party users and system affiliates. We funded these expenditures principally from the proceeds from the sale of territories we previously operated and income from operations.

In order to expand information services, we devised a consolidation plan whereby we have identified both competitors and system affiliates as potential acquisition candidates. As we implement this consolidation plan, we expect information services revenue and gross profit to increase and system affiliates revenue to decrease as system affiliates are either acquired or if their agreements with us expire.

Results of Operations

The following table sets forth for the periods indicated, as a percentage of total revenues, those items included in our Consolidated Statements of Income:



                                            Year Ended      Three Months Ended
                                           December 31,          March 31,
                                        ------------------   -----------------
                                          1997      1998      1998      1999
                                        --------  --------   -------   -------
Revenue
   Information services..........         17.2%     62.7%     35.8%     82.1%
   Ancillary income..............         18.5      14.6      27.1       8.9
   System affiliates.............         40.6      22.1      37.0       9.0
   Proceeds from the sale of
     our operated territories....         20.3       --         --        --
   Training, license and other...          3.4        .6       0.1        --
                                         -----     -----     -----     -----
        Total revenue............        100.0%    100.0%    100.0%    100.0%
                                         -----     -----     -----     -----

Operating expenses
   Costs of services provided....         37.0      50.1      28.2      59.7
   Costs of our operated territories      14.4       --        --        --
   Selling, general and administrative    26.0      26.2      24.7      24.2
                                         -----     -----     -----     -----
        Total operating expenses.         77.4      76.3      52.9      83.9
                                         -----     -----     -----     -----

Income from operations...........         22.6      23.7      47.1      16.1
Other income.....................           .8       1.8        .6       1.1
Interest expense.................         (2.2)     (1.5)     (1.2)     (1.6)
                                         -----     -----     -----     -----
Income before income taxes.......         21.2      24.0      46.5      15.6
                                         -----     -----     -----     -----
Income tax (expense) benefit.....         (6.9)      8.1     (17.2)     (6.1)
                                         -----     -----     -----     -----
Net income ......................         14.3%     15.9%     29.3%      9.5%
                                         =====     =====     =====     =====


   Comparison of Operating Results for Years Ended December 31, 1997 and 1998

Information services revenue increased $5.63 million, or 929% from $606,000 in 1997 to $6.24 million in 1998. The increase was primarily a result of our third and fourth quarter acquisitions. See Note 2 to our consolidated financial statements. These acquisitions produced a total of $5.7 million in revenues for the year ended December 31, 1998. Increased volume of credit reports generated and additional service offerings accounted for the remaining increase.

Ancillary income represents fees paid by system affiliates for various additional products and services provided to them. Ancillary income increased by $800,000 or 123%, from $651,000 in 1997 to $1.45 million in 1998. The increase primarily results from our provision of additional services to our system affiliates for a full year in 1998 compared to only two months in 1997.

System affiliates revenues increased $770,000 or 54%, from $1.43 million in 1997 to $2.2 million in 1998. The increase is due to additional billing volume by system affiliates and resultant royalty, license and other fees.

We did not sell any self-operated territories during 1998; thus we did not generate any proceeds from the sale of self operated territories during 1998 compared to proceeds of $714,000 in 1997.

Training, license and other revenue decreased $61,000 or 51%, from $120,000 in 1997 to $59,000 in 1998. The majority of this decrease was due to a one-time charge made by us for a marketing software interface in 1997.

Costs of services increased $3.69 million or 284%, from $1.3 million in 1997 to $4.99 million in 1998. The increase in costs of services is directly related to our acquisitions during the third and fourth quarters of 1998 which resulted in an overall decrease in margins from 52% in 1997 to 50% in 1998. Margins for the nine months ended September 30, 1998 had increased over 1997 to 58%, however, during the last three months of the year eight acquisitions which we made during the third and fourth quarters of 1998 were not fully integrated into our operations. It generally takes between 60 and 180 days to reduce duplicate personnel costs, integrate the acquisitions credit reporting systems into our technology center where necessary, incur training costs to ensure our quality standards, and to eliminate other duplications in costs. Our margins are also impacted by the seasonality of home buying which is traditionally slower in November and December.

Selling, general and administrative expenses increased $1.7 million, or 185%, from $917,000 in 1997 to $2.60 million in 1998. This increase is related to costs associated with our growth in 1998, including increased personnel costs, rents, and depreciation and amortization.

Total operating costs increased $4.87 million, or 179%, from $2.72 million in 1997 to $7.59 million in 1998 with a resulting increase in operating income of $1.55 million, or 195%, from $796,000 in 1997 to $2.35 million in 1998.

Interest expense increased $75,000, or 97% from $77,000 in 1997 to $152,000 in 1998. This increase is due to additional notes payable issued in connection with our acquisitions in the third and fourth quarters of 1998.

Income taxes increased  $566,000,  or 232%, from $244,000 in 1997 to $810,000 in
1998. Our effective tax rate remained at approximately 34%.

As a result of the foregoing factors, our net income increased $1.07million, or 214%, from $503,000 in 1997 to $1.58 million in 1998.


Comparison  of  Operating  Results for the Three Months Ended March 31, 1998 and
1999

Information services revenue increased $3.82 million, or 673% from $568,000 in the first quarter 1998 to $4.39 million in the first quarter 1999. The increase was primarily a result of our acquisition program. Three acquisitions were closed on January 1, 1999, contributing revenues of $512,000 to the first quarter 1999. Two additional acquisitions were closed on March 31, 1999 and therefore did not contribute to the first quarter of 1999. Same location sales growth increased by $181,000, or 32%, from the first quarter 1998 to the first quarter 1999. We continue to see growth in our Freddie Mac affiliation with a $77,000 increase, or 89%, from $86,000 in the first quarter 1998 to $162,000 in the first quarter 1999.

Ancillary income represents fees paid by system affiliates for various additional products and services provided to them. Ancillary income increased by $48,000, from $429,000 in 1998 to $478,000 in 1999. The increase is primarily a result of our providing additional services to our system affiliates.

System affiliates revenues decreased $103,000 or 18%, from $587,000 in the first quarter 1998 to $484,000 in the first quarter 1999. This decrease is due to the acquisition of six system affiliates as part of our acquisition program.

Costs of services increased $2.75 million or 616%, from $447,000 in the first quarter 1998 to $3.2 million in the first quarter 1999. The increase in cost of services is directly related to our acquisitions which resulted in an overall decrease in operating margins from 72% in the first quarter 1998 to 40% in the first quarter 1999. This decrease in operating margin is directly related to the following three areas:

o Salaries - As a result of acquisitions from the third quarter 1998 and in the first quarter 1999 the number of employees whose costs are included in costs of services has increased by 200. Employee costs allocated to costs of services include operation managers, marketing representatives and processing personnel. As acquisitions are made, we generally incur a duplication of personnel until the acquisition is completely converted to our software and operating system. Due to the inefficiencies of many acquired companies' processing systems and their dependence on non-automated mortgage credit reports, these increased labor and other operational costs tend to negatively impact our operating margin during the conversion process.

o Bureau costs - Due to volume pricing, we purchase credit information at a more favorable price than the small independent competitors we are acquiring. Converting an acquisition from its existing price structure, to ours takes approximately 30 to 60 days. Part of the conversion process includes installing software at each lenders location. With most small independents being on a competitive system, royalties must also be paid until the office is completely converted to our system.

o Telecommunication costs - As telecommunication costs are also volume driven, we strive to convert the telecommunication of each acquisition to our selected carrier. The conversion from one phone carrier to another can include installing new software at each client's location and setting up an Internet provider. The timeline for the phone conversion may take between 60 and 120 days.

Selling, general and administrative expenses increased $901,000, or 229%, from $393,000 in the first quarter 1998 to $1.29 million in the first quarter 1999. This increase is related to costs associated with our growth in the last two quarters of 1998, and in the first quarter 1999. As a percentage of sales, selling, general and administrative costs decreased slightly from 24.8% for the first quarter 1998 to 24.2% for the first quarter 1999.

Total operating costs increased $3.65 million, or 435%, from $839,000 in the first quarter 1998 to $4.49 million in the first quarter 1999 with a resulting increase in operating income of $114,000 or 15%, from $746,000 in the first quarter 1998 to $860,000 in the first quarter 1999.

Interest expense increased $67,000, or 352% from $19,000 in the first quarter 1998 to $86,000 in the first quarter 1999. This increase is due to additional notes payable issued in connection with our acquisition program.

Income taxes increased $53,000, or 19%, from $273,000 in the first quarter 1998 to $325,000 in the first quarter 1999. Our effective tax rate is approximately 37%.

As a result of the foregoing factors, our net income increased $44,000, or 10%, from $464,000 in the first quarter 1998 to $509,000 in the first quarter 1999.

For the first quarter 1998 we had 1,800,000 diluted weighted average shares outstanding as compared to 3,790,037 diluted weighted average shares outstanding for the first quarter 1999. As a result of our private placements completed in March and April 1999, there will be an additional 1,912,451 shares outstanding for our second and subsequent fiscal quarters.

Diluted earnings per share decreased by $0.13 per share, or 50%, from $0.26 per share for the first quarter of 1998 to $0.13 per share for the first quarter of 1999. This decrease was primarily due to the issuance of 1,380,000 shares of our common stock in our initial public offering in May 1998 and the related lag time in investing the proceeds into operating assets, such as acquisitions. As discussed above, we incur certain operational inefficiencies and duplication of certain costs for approximately 60 to 180 days after making an acquisition, the effect of which will reduce earnings per share while the acquisition is being converted into our operational systems.

Liquidity and Capital Resources

We had cash balances of $1.1 million and short-term investments of $2.2 million at December 31, 1998. We were able to manage the net impact of accounts receivable, accounts payable and accrued expenses on cash flows from operations, which with net income of $1.6 million and depreciation and amortization of $776,094 resulted in cash flow provided from operations of $2.65 million.

We used cash of $712,000 and $893,000 of capital lease and notes payable financing to purchase additional equipment and furniture to furnish our Loveland offices and to renovate certain branch locations acquired in 1998. We also used cash to fund $495,000 of additions to capitalized software development costs in 1998. We successfully completed our initial public offering in May of 1998 which resulted in cash of $6.3 million, net of offering costs of $1.4 million. We invested a portion of the offering proceeds in high quality corporate and government debt securities which resulted in an increase to short term investments of $2.2 million. The offering proceeds allowed us to close on eight acquisitions which were funded by paying cash of $3.6 million, issuance of notes payable of $2.9 million and restricted common stock of $2.4 million. In connection with these acquisitions, we acquired primarily fixed assets and intangibles in addition to access to certain key operating markets.

We continue to meet our capital requirements through cash flows provided by operations, the sale of short-term investments and proceeds from institutional private placements in March and April 1999. The total cash and cash equivalents increased $9.5 million in the three months ended March 31, 1999.

For the three months ended March 31, 1999 net cash provided by operating activities was $108,000. Net cash used in investing activities was $163,000 and net cash provided by financing activities was $9.5 million. The purchase of property and equipment accounted for $681,000 and cash used for acquisitions was $1.7 million, which was funded by the sale of short-term investments. Cash used for the repayment of long-term debt amounted to $481,000. The private placements raised $15 million in gross proceeds of which $10 million was funded in late March 1999 and the remaining $5 million in early April 1999.

We believe that our anticipated cash requirements for the immediate future will be met from internally generated funds and the proceeds from the private placements. We will continue to invest the proceeds in short-term securities with maturities being met to continue the use of these proceeds fro our acquisition program. Liquidity may also be augmented if our warrants are exercised.

Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we do not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on our results of operations or financial condition.

Year 2000 Compliance

We utilize a significant number of computer systems and services that use computer chips across our entire organization. Therefore we must assess those systems Year 2000 compliance and then correct or replace systems or services as needed. We have completed our Year 2000 assessment for compliance. Software for customer use has the highest priority, followed by internal systems critical to operations. Modification of our internally generated software for Year 2000 compliance is complete. Modification of current hardware and low-level system software for Year 2000 compliance is complete, with operating system patches or upgrades being applied, as they become available. Updates of vendor supplied systems with either Year 2000 compliant patches or upgrades are in progress. All vendors are being queried as to their compliance, and testing is arranged when applicable. We have completed testing with our critical vendors and have no outstanding issues. All new software developed by us is Year 2000 compliant to the standards set forth by Microsoft Corporation's published guidelines. All of our customers will be required to upgrade to Year 2000 compliant software by December 31, 1999. We are currently testing Year 2000 compliance with key information vendors and customers in an industry-wide effort sponsored by Freddie Mac. Vendors for facilities such as telephone and electricity have indicated that they will be Year 2000 compliant by the end of August 1999. Our results of operations and financial condition could be negatively affected by the failure of outside vendors to achieve Year 2000 compliance in a timely manner.

Costs for Year 2000 compliance are estimated at $200,000, of which approximately $80,000 was incurred in 1998, and $14,000 was incurred through the end of March, 1999. Although we have appropriate contingency plans to lessen (to the extent possible) the effects of any significant Year 2000 noncompliance, such plans may not be adequate and the cost of Year 2000 compliance may be higher than $200,000.

Our development of new Windows software for systems that are now running DOS or older Windows software is currently scheduled for completion fourth quarter of 1999. The new software is being developed in order to move our systems to a Windows NT Server only platform, and away from our current Windows NT Server and Novell Server mix, and is not being developed specifically for Year 2000 issues. The use of the new internally generated Windows software is considered a contingency plan for the failure of the existing DOS or Windows software that is currently running with Year 2000 modifications. Contingency plans for vendor supplied systems involve alternate vendors and interpretation of non-compliant data via windowing techniques.

With the exception of software installed at customer sites, all of our internally generated software is available to our programming staff for immediate modification and update. Our customer software has a capability for the customer to automatically download and put in place an update for the software should any problems be found after the software is installed at the customer site. In the worst case of a Year 2000 software problem found on or after January 1, 2000, we would immediately modify or replace software that is not functioning correctly from our headquarters, and, if necessary, make new customer software available for immediate download as well.

All of our hardware used in the servicing of customer requests, customer billing, accounting, and payroll have all been upgraded or replaced to meet Year 2000 requirements, and have completed internal compliance testing. All newly purchased hardware is being implemented meeting Year 2000 requirements. Most of the employee desktop machines have been either upgraded or replaced to meet Year 2000 requirements, and the remaining employee desktop machines that have not already been upgraded or replaced are scheduled to be either upgraded or replaced by July of 1999. Our systems consist primarily of readily available off-the-shelf hardware, and a supply of hardware will be purchased in advance of January 1, 2000 to be used in the case of hardware that has missed compliance testing or incorrectly tested as compliant. Those systems that are not readily available off-the-shelf have been tested for compliance, and a certification of compliance has been received from the manufacturer.

We have looked at our plans for business continuity and contingency plans in the event of a catastrophic incident at our corporate headquarters in order to address our facilities Year 2000 issues, as some of the problems to be solved are similar. Addressing facilities systems involve redundancy and replacement. In order for us to maintain our ability to service its customers, certain systems are critical, such as A/C power and telecommunications. We have a Technology Center at our headquarters in Loveland, Colorado, and we are opening a new Technology Center in Denver, Colorado in July of 1999. Each of these technology centers will be used for normal production traffic. Each has the capacity for handling all of the traffic normally shared between the two, should one of the two be inoperable for some reason. Each center has backup Uninterruptable Power Supplies (UPSs) for temporary power, and natural gas or diesel powered generators for additional electrical backup. Once the Denver site is opened, we will utilize five different telecommunications providers to our Denver and Loveland Technology Centers. Customer access is available via local number dialup access, 800-number dialup access, X.25 dialup access, and TCP/IP access. Our client software can be configured to move from one communications methodology to another as a backup. Our Technology Centers will maintain four different Internet Service Providers (ISPs). Fully redundant E-mail and DNS servers will be maintained at the each Technology Center.

Our results of operations and financial condition could be negatively affected by the failure of both original and contingency plans to achieve Year 2000 compliance in a timely manner.

                               BUSINESS

General

We provide a broad range of information services to mortgage and consumer lenders, employers, landlords and other business customers located throughout the United States. We specialize in preparing mortgage credit reports (MCRs) that we format and customize for each mortgage lender's requirements and then transmit to these lenders via the Internet, modem or facsimile. Our larger customers include, among others:

o      NationsBanc/Boatmen's National
o      Chase Manhattan Residential
o      U.S. Home Mortgage
o      CoreStates Mortgage
o      CTX Mortgage

In 1996, we were selected to be one of five approved information vendors for Freddie Mac's automated underwriting system. We also expect to become one of twelve approved vendors for Fannie Mae's automated system in the third quarter of 1999. Based on publicly reported information concerning mortgage loans originated and refinanced in the United States, we believe we and our system affiliates are one of the leading suppliers of MCRs in the United States. Combined with our system affiliates, we delivered approximately 1.43 million and
2.8 million MCRs representing gross system billings of approximately $31.3 million and $48.8 million in 1997 and 1998.

     Our MCRs generally fall in three categories:

o residential mortgage credit reports (RMCRs) under which we verify credit, employment and other information and conduct in-person or telephone interviews with loan applicants;

o residential mortgage credit reports that do not encompass applicant interviews (RMCR Jrs.);

o Bureau Express reports, which provide only the merged credit information from the three primary credit repositories in the United States without the verification performed in RMCRs or RMCR Jrs.

With expertise developed in our mortgage credit reporting, we have expanded our services to include EMPfacts, an employment screening service, QUICKpeek Identifier, an instant employment screening service, QUICKpeek Tenant, a credit and employment screening service for use by leasing agents and landlords, and Corpdata, a credit reporting service on businesses.

In August 1998, we began to implement our consolidation plan in the MCR industry. We believe a favorable environment exists for acquisitions because of the highly fragmented nature of the industry and the increased cost of new technologies that generally cannot be afforded by smaller participants in the market. Our consolidation plan has included the purchase of unaffiliated companies active in the MCR market as well as some of our system affiliates. Our consolidation plan is designed to expand our existing business and take advantage of our core competencies discussed more fully below.

Industry

We believe the mortgage credit reporting industry is highly fragmented and consists of approximately 1,400 providers in the United States. As our primary service is MCRs, our business is directly related to the mortgage lending industry.

The mortgage lending industry enjoyed near record years in 1997 and 1998 due to low interest rates and a robust economy. According to the Mortgage Bankers Association of America ("MBAA"), first mortgages comprised of purchases and refinancings are estimated to have totaled approximately $870 billion in 1997 and $1.4 trillion in 1998. This loan activity equated to the generation of an estimated 11 million MCRs in 1997 and 20 million MCRs in 1998.

According to the MBAA, the outlook for 1999 appears relatively stable due to demographics, particularly the impact of the aging of the baby boom generation, which is entering its peak earnings period. As of the date of this prospectus, home ownership rates are approximately 66.5%. For 1999, the MBAA projects interest rates to remain at or below 1998 levels and mortgage originations to total approximately $1.2 trillion. In regard to a longer outlook, although population growth and household formation rates are projected to slow during the next 10 years, population growth within the top earning groups, ages 45-to-54 and 55-to-64, is projected to increase. Assuming the foregoing home ownership and interest rate trends continue, strong demand for MCRs should continue, although no assurances are given.

The mortgage credit reporting industry provides a valuable service to the lending industry due to its report formatting and verification services. Millions of pieces of credit data are furnished to the three major credit repositories from lenders and creditors worldwide. Due to the volume of information, significant inaccuracies of information can occur in an individual's credit file which must be verified and accurately reported.

Historically, mortgage credit reporting entities have performed these services by manual verification in the form of calling creditors, lenders, employers, landlords, and other businesses directly to verify information, and reviewing public files and other information sources. However, the industry has been undergoing significant change in terms of how services are requested, how information is delivered, and the format in which the data is returned. These changes have been driven by advances in computer software and hardware, along with advances in communications technology. The mortgage lending industry, along with other users of credit information, expects quick turnaround of accurate reports in a customized format in order to facilitate their lending decisions. Thus, we believe that entities involved in mortgage credit reporting must continually develop and maintain sophisticated computer and communication technology to compete. Due to the costs and technical competence required to keep abreast of technological advances in the industry, we believe that the credit reporting industry will consolidate, and that the market may be dominated by a handful of companies that have proven technological capabilities and more diversified product lines.

Business Strategy

We intend to expand our present business operations and to develop new opportunities by, among other things, pursuing the following strategies:

Acquire system affiliates and competitors to expand business.

We intend to expand our business operations by continuing to purchase certain of our system affiliates as well as purchasing competing business. We have completed the acquisition of over 20 mortgage credit reporting businesses since the closing of our initial public offering in May 1998. We believe our consolidation plan will result in substantial savings in accounting, administrative and technology expenses, and that marketing of our ancillary services can be accelerated through acquisitions.

Capitalize on sophisticated technology.

We believe our technology is state-of-the-art, and to preserve this advantage, we employ 30 technical persons, 16 of whom are software developers, to continually upgrade our electronic capabilities and develop new applications. We believe that speed and accuracy of service, which are directly related to our technical ability, are critical to our growth and success.

Accelerate market penetration.

We intend to accelerate our market penetration throughout the United States by expanding and refining sales and marketing techniques we have used over the past several years, including

o face-to-face selling with prospective customers, consisting primarily of larger companies
o in-house telemarketing to existing and prospective customers who have shown an interest in purchasing our services
o     public relations efforts
o     participation in trade shows and seminars
o     advertising in trade publications
o     maintaining a web page on the Internet
o mailing of quarterly news releases to existing and prospective customers

Increase revenue and customer convenience by offering additional services.

We intend to increase revenue and customer convenience by providing one-stop shopping for our customers through expanded services. We have begun to accomplish this by "bundling" with our MCRs the services of third party vendors that provide appraisals, title insurance, flood certification and title searches. Our strategy is to receive a commission or discount on such services in order to enhance revenues while better serving our customers.

Increase quality customer service and support.

We intend to expand and enhance our customer service and support program by:

o providing customer service representatives on-call for 12 hours a day Monday through Friday
o performing additional in-house training of all franchisees, licensees and customer service representatives with regard to our services
o     enhancing quality control checks on our services
o     revising,   when  appropriate,   minimum  acceptable  performance
      guidelines for employees

In addition, we realize the importance of employees to the success of our operations and, therefore, we strive to provide a positive work environment and benefit package for employees.

Acquisition Developments

We have commenced the implementation of a consolidation plan in the MCR business that is designed to expand our existing business and to take advantage of our core competencies, including, among other things:

o    our highly developed customer services program
o our use of sophisticated technology to achieve efficiencies in the MCR market
o    our development of close working relationships with mortgage lenders
o    our knowledge of the MCR market
o    our experienced management team

We believe that there are approximately 1,400 providers in the domestic mortgage credit reporting industry, of which approximately 70% are small independent organizations and less than 10% generate more than $5.0 million of annual revenues. Virtually all the small independent agencies are susceptible to acquisition since they are not agency-approved nor have the capital to invest in the requisite technology needed to garner agency approval. We believe that a large number of these small independent providers are therefore concerned about their ability to survive in the industry as it increasingly moves toward automated underwriting.

We focus on the purchase of unaffiliated companies active in the MCR market, as well as companies that are presently our system affiliates, and attempt to structure acquisitions that are accretive. Targeted acquisition candidates are those companies that:

o    immediately add to our customer and revenue base
o offer economies of scale through the consolidation or elimination of their accounting departments, administration costs, technology costs and owner salaries
o recognize the need to associate with an agency-approved, technologically sophisticated MCR provider in order to remain competitive

We have consummated over 20 acquisitions of mortgage credit reporting businesses from August 1998 through June 11, 1999 for an aggregate purchase price of $20 million. Eight of the acquisitions were system affiliates. In addition, as of the date of this prospectus, we are in negotiations to acquire the businesses of several other companies, although there are no definitive agreements with any persons or entities as to any acquisition and no assurances are given that any additional acquisitions will be completed.

The acquisitions were generally asset purchases which included customer lists, customer agreements, computer equipment, and office furniture. We obtained non-competition and confidentiality agreements from appropriate persons in all acquisitions and we entered into employment agreements in some acquisitions. The consideration we paid included an aggregate of approximately $11.1 million cash, $6.5 million in promissory notes and $2.4 million in our common stock value. The notes vary but are generally payable over three to five years and bear interest of up to 8% per annum. See Note 7 to the Consolidated Financial Statements.

Mortgage Credit Reports

We specialize in preparing MCRs that are customized to each mortgage lender's requirements and transmitted to lenders via the Internet, modem or facsimile. Our MCRs generally fall in three categories:

o RMCRs, under which we verify credit, employment and other information and conduct in-person or telephone interviews with loan applicants
o    RMCR Jrs., which do not encompass applicant interviews
o Bureau Express Reports, which provide only the merged credit information in a user-friendly integrated report from the three primary national credit repositories in the United States without our verification as performed for RMCRs and RMCR Jrs.

Bureau Express Reports are typically compiled by our proprietary system in less than 60 seconds, free of duplication. The system also provides a means to resolve inconsistencies between the credit repositories' information.

Our MCR services are fully automated. Mortgage lenders submit credit applications to us via facsimile or computer modem. Depending on the type of MCR requested, applications are assigned to credit investigators who poll the three credit repositories for credit reports, verify credit information, residence history and employment history for the last two years, check or verify legal proceedings and tax liens and conduct an interview with the applicant regarding all the information obtained. If any discrepancies are uncovered during the investigation, we contact the applicant and conduct a conference call with the reporting entity to clear up the matter.

Once the report is completed, we deliver the report directly to the mortgage lender's computer or by transmission via facsimile. In the future, we hope to receive most applications into our computer system via a secure network. This technology has been implemented on a limited basis to date, but we believe most mortgage lenders will eventually use the Internet for most, if not all, of their communication needs. All report forms are customized according to each lender's requirements and generated by our proprietary and non-proprietary computer system, thereby eliminating the need for a stockpile of forms and effectively reducing overhead costs. Credit reports are printed using state-of-the-art laser technology. Lenders can choose to interface directly with us using their own mortgage origination or processing software. We can also remotely laser print completed credit reports in the lender's office. We provide our customers with proprietary software which allows electronic ordering and retrieval of reports. We effectively provide lenders with all report forms because the reports are generated by the computer system. We also adapt our computer generated forms and reports to comply with different state requirements. We certify to lenders that our MCRs meet standards required by Freddie Mac, Fannie Mae, the Veterans Administration, the Federal Housing Administration, and the Rural Housing Service.

To capture more of the market and to provide one-stop shopping for our customers, we are expanding our service line to include other services required by mortgage lenders such as appraisals, title insurance, flood certification and title searches, which we call "bundled services." Also, we often provide such bundled services through third party providers, and we receive revenue by way of a commission or the spread between the retail price paid by the customer and a wholesale price which we pay.

We have developed a program to assist lenders to low and moderate income applicants with our Form 1003 Supplement. Determining such a borrower's creditworthiness involves developing his/her credit history. However, many low to moderate income borrowers do not always use the types of credit traditionally reported to the credit repositories. Through the use of our Affordable Housing 1003 Supplement Form, the gap between traditional and non-traditional credit is bridged. Credit history is developed through verifying non-traditional credit such as utilities, car insurance, child care, furniture rental, loans from employers, payments to savings accounts, and automatic deductions from paychecks.

Other Services

Although MCRs are, and are expected to remain, our principal business activity, we are developing additional services which we intend to aggressively market in the future. The following describes the more important of these services.

Employment Screening Services. Employment screening services assist employers in determining a job applicant's productivity potential, tendencies towards theft and excessive worker's compensation claims. Our EMPfacts employment screening service offers state-of-the-art, accurate background checks that verify an applicant's professional, educational and personal history. EMPfacts offers individual or bundled screening services in the following areas:

  o      Substance abuse testing           o  Financial reports
  o      Motor vehicle record              o  Property search
  o      Worker's compensation history     o  Employment verification
  o      Public records information        o  Social Security number search
  o      Fraud searches                    o  Professional license verification
  o      Criminal history                  o  Psychological testing
  o      Education verification


We also offer a QUICKpeek Identifier employment screening service. QUICKpeek Identifier enables our customers to receive an instant employment screening report, via Windows compatible software in 60 seconds or less, which can be viewed on screen or printed. By entering a persons' name, address and social security number, QUICKpeek Identifier provides employment information, a public records search, a fraud search, financial summaries and residence information.

For the twelve months ended December 31, 1998, we and our system affiliates delivered approximately 75,700 EMPfacts reports and 10,800 QUICKpeek Identifier reports. In December 1998, the average prices of our EMPfacts reports and QUICKpeek Identifier reports were $25.62 and $10.25.

Tenant Screening Services. In July 1998, we introduced Tenant Qualifier, a tenant screening service designed specifically for leasing agents and landlords that verifies and reports information regarding a proposed tenant through credit repository inquiries, employment history, public records, residence history, payment habits, and criminal and eviction data. Tenant Qualifier is unique in that it provides a customizable scoring system to help a landlord or leasing agent impartially screen applicants and, therefore, comply with fair housing standards and nondiscriminatory rental practices. For the twelve months ended December 31, 1998, we and our system affiliates delivered approximately 34,350 Tenant screening reports. In December 1998, the average price of our Tenant Qualifier reports was $11.92.

We believe, based on government reports and internal information, the rental industry in 1998 was composed of over 29 million single and multi-family properties and had an annual turnover of approximately 65%. This resulted in over 65 million credit checks and other verifications. Assuming these trends continue, this market should continue to offer opportunities for us to expand our tenant information and verification business.

System Affiliates

From 1989 to 1993, we pursued a strategy of franchising our MCR system. We earn fees based on each franchisee's use of our system to generate reports for the franchisees' customers. In 1993, we terminated our franchise program and began entering into licensing agreements whereby licensees utilize our system to service their customers in return for paying us a percentage of their gross billings. We presently market our services through 12 of our own offices and 32 system affiliates, which collectively provide services to lenders in all 50 states. We do not intend to sell either franchises or licenses in the future.

Our system affiliates currently provide significant revenue to us. For the years ended December 31, 1997 and 1998, system affiliates, including their ancillary income, provided 40.6% and 22.1%, respectively, of our gross revenues. This percentage is expected to become smaller as our consolidation plan continues.

Franchises

We have a standard franchise agreement that we have entered into with our franchisees. While all agreements may not be completely uniform due to modifications made pursuant to negotiations with each franchisee, in general, the franchise agreements include the following provisions:

o franchisees are permitted to use our trademarks in a specified territory for the purpose of providing MCRs

o franchisees are provided with an operational manual and ongoing training in connection with mortgage credit reporting

o the term of the franchise agreement is generally 10 years and is automatically extended unless (i) the franchisee declines to extend in writing, or (ii) we decline to extend due to the franchisee failing to comply with the franchise agreement, subject to a 30 day cure period; in addition, the franchise agreement may also be terminated by us upon notice if the franchisee becomes insolvent, bankrupt or makes an assignment for the benefit of creditors, or if the franchisee is in default under the franchise agreement

o the franchise agreements sometimes required an initial fee based on the population of the franchisee's territory. Franchisees are also required to pay a monthly royalty fee based on business volumes

     Also, franchisees are required to pay monthly fees as follows:

o 3% of all gross billings in connection with any out-sourced "bundled services" provided by us

o    a communication fee to cover communication costs incurred by us

o typically, franchisees may not transfer or assign the franchise agreement and related rights without our written consent. The franchise agreement generally provides for a right of first refusal in our favor when a franchisee receives a bona-fide offer to purchase its business

Licenses

We have a standard license agreement that we enter into with our licensees. While all licenses may not be completely uniform due to modifications made pursuant to negotiations with each licensee, in general, the license agreements include the following provisions:

o licensees are permitted to use our trademarks in a specified territory for the purpose of providing MCRs and other services

o licensees are provided with an operational manual and approximately a week of training in connection with using our software and systems

o the term of the license agreement is generally three years unless earlier terminated and is automatically extended for another three years unless terminated by either party upon at least 60 days advance written notice. In addition, we have the right to: (i) to suspend services if the licensee fails to pay any amounts due pursuant to the license agreement within 30 days, (ii) immediately terminate the license if the licensee utilizes any other mortgage credit reporting software, and (iii) compete with the licensee or grant other licenses in the licensee's territory if the licensee breaches any material term of the license agreement

o the license agreements can require an initial fee based on the population of the licensee's territory, although such fee is waived in many instances. In addition to fees based on billings, licensees are required to pay monthly fees as follows:

           -- 3% of all gross billings in connection with any out-sourced "bundled services" provided by us

           --   a  communication  fee  to  cover   communication  costs
                incurred by us

As to both franchisees and licensees, for a shared expense fee we provide access to our technology center, updates to our software, hardware and software support, training and marketing support, and the right to use the Factual Data trademark and trade name. Some franchisees and licensees service states outside of their office location.

In connection with our consolidation plan, some system affiliate's exclusive territory rights could be a hindrance to the plan since we will be required to purchase a system affiliate, or wait until the expiration of the applicable agreement with the system affiliate, before expanding into, or acquiring a competitor in, the same territory.

We presently operate 12 of our own offices located in Colorado, Texas, Massachusetts, Illinois, Minnesota, Washington and Wisconsin. Between our own offices and system affiliates, we believe we provides service to lenders in all states in the continental United States.

Suppliers

We do not maintain our own consumer credit database. Instead, we obtain consumer credit data from large, national credit repositories such as Experian, Inc., TransUnion Corporation, and Equifax, Inc. pursuant to reseller agreements with these entities. Generally, the reseller agreements are terminable without cause by either party within a short period of time upon written notice. While we believe our relationships with the credit repositories are good, there can be no assurance that its reseller agreements with the credit repositories will not be terminated for any reason. Each repository credit file contains the following information which we access by computer modem:

o Identifying information -- name, address, former address, social security number and employment

o Credit history -- balances and payment history of credit cards, finance companies, banks, mortgage loans, accounts referred for collection and accounts written off

o    Public records -- tax liens, civil judgments, bankruptcies, foreclosures

o Inquiries -- credit grantors or authorized parties are listed as inquiries when they have requested a copy of a credit file

We also obtain other information, such as criminal and motor vehicle history, from other third party suppliers from time to time. We pay each repository a fee per completed inquiry.

Automated Underwriting and Technology Center

We believe that the credit reporting industry will continue to move to automated operations driven by comprehensive computer software, hardware and communications programs and equipment. We are committed to maintaining and developing leading technology to increase our customer service.

We are one of five approved information vendors for Freddie Mac's automated underwriting system; and, in December 1998, we were selected as a direct MCR provider for Fannie Mae's automated underwriting system, making us one of only 12 such Fannie Mae-approved credit agencies. Our system interfaces with Fannie Mae are expected to be complete by the third quarter of 1999. As of the date of this prospectus, more than 750 lenders are using Fannie Mae's automated underwriting system network to process more than 30,000 loan submissions per day. Fannie Mae's recent announcement that loans approved by its automated underwriting system will qualify for lower private mortgage insurance premiums is expected to cause an increase in submissions to its system, other factors remaining equal.

As the mortgage lending industry continues to move toward automated underwriting, our relationships with Freddie Mac and Fannie Mae will be a key factor in our growth since third-party lenders utilizing the agencies' automated underwriting systems are required to use approved credit reporting agencies, such as us. As such:

o large mortgage originators and lenders who do not portfolio their loans and therefore want to sell them in the secondary market will not produce MCRs in-house

o many small credit reporting agencies who do not have the size and resources to invest in technology to become agency-approved may have extreme difficulty remaining competitive

This latter point has assisted, and should continue to assist us in our consolidation strategy.

Our MCR and other information services integrate data obtained from national credit repositories, criminal records, motor vehicle records and other public information databases. The integration of this information, and delivery of our services, is performed from our technology centers located in Denver and Loveland, Colorado. We have invested over $2 million in our technology centers, which utilize proprietary computer software and state-of-the-art hardware and communication systems. Our information, processing and telecommunications systems are scalable and we believe our systems have sufficient back-up and disaster recovery capability. We have experienced little downtime.

Each data center can pull up to 18,000 bureau files an hour and has a call capacity greater than 30,000 calls per day. The technology centers processed approximately 225,000 reports per month in 1998 and we believe it has an infrastructure to support three times that volume. In addition, we believe that the excess capacity we have built into our systems and operations can readily accommodate even greater growth. We credit our success to our technological sophistication and we employ 30 persons, 16 of whom are software developers, assigned to the continued development and maintenance of our technology center. The technology center has enabled us:

o     to become an agency-approved credit reporting agency
o     to provide our customers with strong support and service
o     to implement our consolidation plan

We are committed to maintaining our technological competitive advantage, and we intend to continue to devote resources to this effort.

We use proprietary software developed in-house over the past 13 years. We believe our proprietary software allows us to remain competitive in an increasingly competitive marketplace. Our software was originally written in 1986, and began full production use in 1987. From 1987 through 1997, we significantly developed and expanded our software capability including our ability to completely customize reporting forms to the various requirements of each customer. We have moved to Microsoft Visual Studio for the majority of our new programs.

Systems in both data centers are non-proprietary Windows 98 or Windows NT based Intel platforms. Each system has at least one backup, and can be repaired or replaced easily and cheaply. The server platform is Windows NT with a mirrored server that can replace the primary server in minutes if necessary. Backup power is available to the servers to ensure up to 45 minutes of uninterrupted power. Networking is achieved through port aggregation of 12 100Base-TX backbone Ethernet connections to seven stacked Intel 510 Switches giving 1.2 Gbit effective network bandwidth.

Our operations are dependent upon our ability to protect our technology centers against damage from fire, power loss, telecommunications failure, natural disasters or a similar event. If one data center experiences a disaster of some kind, the other data center will automatically cover the traffic originally destined for the failed data center. In the event that both data centers experience a failure simultaneously, such could be significantly detrimental, and our insurance may not be adequate to compensate us for all resulting losses that may occur.

Our business is also dependent upon various computer software programs and operating systems that utilize dates and process data beyond the year 1999. If the actions taken by us to mitigate our risks associated with year 2000 are inadequate, there could be a material adverse effect on our financial condition and business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competitive Factors

The mortgage credit reporting industry is highly fragmented. We face both direct and indirect competition for our services from a large number of companies. A significant number of these competitors are small companies operating on a local scale, while a limited number are large companies operating on a national scale. We believe that there are approximately 1,400 companies in the United States providing MCR services, of which approximately 70% are small independent organizations and of which less than 10% have revenues in excess of $5.0 million.

While the majority of our competitors are small, certain competitors, including The First American Financial Corp., TransUnion Corporation, and Equifax Credit Information Services, Inc., are significantly larger and have greater financial and marketing resources than us. We believe that we and our system affiliates combined account for about 15% of national MCRs delivered annually. We also face intense competition from various companies engaged in employment and tenant information and verification services.

The primary competitive factors in the MCR industry, and in most of our other existing and contemplated related service areas, are

o     customer services
o     accuracy
o     readability of reports
o     technological sophistication
o     delivery speed
o     price
o     name recognition

Historically, mortgage credit reporting entities have performed their services by manual verification in the form of calling creditors, lenders, employers, landlords, and other businesses directly to verify information, and reviewing public files and other information sources. However, the industry has been undergoing significant change in terms of how services are requested, how information is delivered, and the format in which the data is returned. These changes have been driven by advances in computer software and hardware, along with advances in communications technology. Since the mortgage lending industry, along with other users of credit information, continually expect quick turnaround of accurate reports in a customized format in order to facilitate its lending decisions, we believe that entities involved in mortgage credit reporting must continually develop and maintain sophisticated computer and communication technology to compete.

Due to the costs and technical competence required to keep abreast of technological advances in the industry, we believe that the credit reporting industry will consolidate, and that the market may be dominated by a handful of companies that have proven technological capabilities and diversified product lines. We believe that one of our most significant advantages is our software and communications technology which allows us to compete favorably.

Government Regulation and Privacy Issues

We are a consumer reporting agency and are subject to the provisions of the Fair Credit Reporting Act. We are regulated by the Federal Trade Commission. Under the provisions of the FCRA, a consumer reporting agency may furnish a consumer report in response to the order of a court having jurisdiction or in accordance with written instructions of the consumer. Such information may also be furnished to a person we have reason to believe intends to use the information:

o    in connection with a credit transaction
o    for employment purposes
o    in connection with the underwriting of insurance
o in connection with a determination of a consumer's eligibility for a license or other benefit granted by a governmental instrumentality required by law
o as a potential investor or servicer or current insurer, in connection with a valuation of, or an assessment of the credit or prepayment risks associated with, an existing obligation
o to a person who otherwise has a legitimate business need for the information

The FCRA prohibits disclosure of obsolete information concerning a consumer. Obsolete information generally means information which is more than seven years old.

The FCRA provides that an investigative consumer report may not be prepared on any consumer unless:

o such consumer receives notice thereof in writing not later than three days after the date on which the report was first requested, which must include a statement, among others, that the consumer has the right to request complete disclosure of the nature and scope of the investigation requested

o or the report is to be used for employment purposes for which the consumer has specifically applied

The FCRA further provides that if the consumer requests disclosure of the information, the consumer reporting agency must make such disclosure in writing not later than five days after the date on which the request for disclosure was received. A consumer reporting agency may not be held liable for any violation of the FCRA provisions relating to investigative consumer reports if that agency shows by a preponderance of the evidence that at the time of the violation such agency maintained reasonable procedures to assure compliance with those provisions. Of our current services, employment and reference checks may be investigative consumer reports for purposes of the FCRA.

The FCRA provides for civil liability sanctions against a consumer reporting agency by a consumer for willful or negligent noncompliance with the FCRA and criminal sanctions against officers and directors thereof who knowingly and willfully disclose information in a report to a person not authorized to receive the information.

Under general legal concepts and, in some instances, by specific federal or state statute, we could be held liable to customers and/or to the subjects of reports for inaccurate information prepared by us, which is not corrected after proper notice, or for misuse of the information. The FCRA contains civil liability provisions for willful and negligent noncompliance with its requirements. The FCRA further provides in effect that, except for liability for willful or negligent noncompliance with the FCRA and false information furnished with malice or willful intent to injure a consumer, neither a consumer reporting agency, any user of information nor any person who furnishes information to a consumer reporting agency will be liable to the consumer for defamation, invasion of privacy or negligence based on information provided on such consumer under the provisions of the FCRA.

We have developed and implemented internal policies designed to help ensure that background information retrieved by us concerning a consumer is accurate and that we otherwise comply with the provisions of the FCRA. In addition, each of our customers is required to sign an agreement, wherein such customer agrees to accept responsibility for using information provided by us in accordance with the provisions of the FCRA and the Americans with Disabilities Act. We also have internal checks in place regarding access and release of such information. Additionally, we require that all employees sign a written acknowledgment covering the proper procedures for handling confidential information.

State laws also impact our business. There are a number of states which have laws similar to the FCRA, and some states which have human rights laws much like the Americans with Disabilities Act ("ADA"). In addition, to our knowledge, at least four states require companies engaged in investigative reporting, such as EMPfacts, to be licensed in order to conduct business within those states.

A large number of states also regulate the type of information which can be made available to the public and/or impose conditions to the release of the information. For example some state laws prohibit access to certain types of information, such as workers' compensation histories or criminal histories, while others restrict access without a signed release from the subject of the report. In addition, many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information. Attempts have been made and will continue to be made by these groups to adopt new or additional federal and state legislation to regulate the use of personal information. Existing federal and/or state laws, future modifications thereto, or laws enacted in the future regulating consumer reporting agencies or access and use of personal information, in particular, and privacy and civil rights, in general, could hurt our business.

The  nature  of  our  business   requires  us  to  have  certain   licenses  and
qualifications to do business in various states. We believe we have all material licenses, permits and qualifications necessary to the conduct of our business.

Software Development Costs

We incur research and development costs associated with the development and improvement of software utilized in our credit information and delivery system. In 1996, software development costs associated with internally developed software used to support system affiliate revenues and information service sales were expensed as incurred. See Note 3 to the Consolidated Financial Statements for information concerning our accounting policies for software costs.

Intellectual Property

We have not yet adopted a formal intellectual property protection program, and currently rely on a combination of trademark, servicemark, copyright, trade secret and licenses to establish and protect our proprietary rights in our services and technology. There can be no assurance that such measures will provide meaningful protection to us. We currently maintain approximately 43 trademarks, servicemarks and copyrights all of which we believe are properly filed and recorded. We do not have any knowledge of infringement of our proprietary rights.

Insurance

We maintain commercial general liability and property insurance. The policy provides a general liability aggregate limit of $2 million but includes $5 million umbrella coverage. In addition, the policy also provides products/completed operations, business auto and personal property coverage.

Employees

At June 11, 1999, we employed about 270 persons. There are no union or collective bargaining agreements between us and our employees and we believe our relations with employees are good.

Facilities

We relocated our corporate office to a new building in Loveland, Colorado on April 3, 1998 and commenced a 20 year operating lease at that facility. The lease calls for annual lease payments of $281,790 during the first five year term of the lease subject to increases of 15% every five years for the duration of the lease. We have signed a lease to occupy 16,000 square feet of a building adjacent to our main office commencing in November 1999. The lease requires annual base lease payments of $18,000, increasing 15% every five years over a 20 year term.

In connection with our acquisitions described above, we assumed several leases, and now have offices at 12 branch locations. See Note 11 to the Consolidated Financial Statements.

Legal Proceedings

Other than routine matters in the ordinary course of business, none of which is material, we are not involved in any litigation.

Market for Our Securities and Related Stockholder Matters

Our common stock and warrants were quoted on the Nasdaq SmallCap Market under the symbols FDCC and FDCCW since completion of our initial public offering on May 13, 1998. The following table sets forth for the periods indicated the high and low bid prices of our common stock and warrants as reported on the Nasdaq SmallCap Market:

                                 Common Stock           Warrants
         1998                       Bid Price            Bid Price
      ---------                   -------------       --------------
                                  High      Low       High       Low

 Second Quarter (from May 13)   $9-5/8    $5-1/2     $3-5/8    $0-1/2
 Third Quarter                   9-1/2     6-1/2      3-3/8     1-3/8
 Fourth Quarter                  8-3/8     6-3/8    2-13/16     1-1/4

         1999
      ---------

 First Quarter                  $9-1/4    $7-1/4    $3-1/16    $1-1/2

We were approved for listing on the Nasdaq National Market on June 22, 1999. On July 19, 1999, the closing price of our common stock and warrants reported on the Nasdaq National Market was $10-1/2 per share and $3-1/2 per warrant. As of July 19, 1999, we had only a few holders of record of our common stock and warrants because most of our shares and warrants are held by a depository. We estimate, based upon information provided by brokers and repositories, that we have more than 600 beneficial owners of our common stock and more than 600 beneficial owners of our warrants.

Dividends

We have not paid or declared cash distributions or dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. Future cash dividends will be determined by our Board of Directors based on our earnings, financial condition, capital requirements and other relevant factors.

                              MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors are as follows:

Name                     Age                     Position

J. H. Donnan              53                 Chairman of the Board, Chief
                                              Executive Officer and President

Marcia R. Donnan          54                 Executive Vice President

Todd A. Neiberger         34                 Chief Financial Officer and
                                              a Director

Russell E. Donnan         34                 Vice President

James N. Donnan           27                 Vice President and a Director

Robert J. Terry           58                 Director

Abdul H. Rajput           51                 Director

Daniel G. Helle           37                 Director


Our Articles of Incorporation provide for a Board of Directors, the size of which is set by the Board of Directors. The current Board of Directors consists of six members. All directors hold office until our next annual meeting of shareholders, or until their successors have been elected. Officers serve at the discretion of the Board of Directors, except for J.H. H. Donnan and Marcia R. Donnan who are employed pursuant to employment agreements.

J. H. Donnan, Chairman of the Board, Chief Executive Officer and President, has been with us since our incorporation in January 1985. He is responsible for oversight of corporate development and services, and is responsible for operations, technical development and policies and procedures. Mr. Donnan's early career experience includes 15 years with Avco Financial Services, Inc. where he was responsible for lending and collecting a multi-hundred million dollar portfolio and managing geographically diverse branches with many employees. Mr. Donnan was a founding member and past president of the National Credit Reporting Association, a trade association founded to promote ethical standards and fair competition within the credit reporting industry.

Marcia R. Donnan, Executive Vice President, has been with us since our incorporation in January 1985. She is responsible for compliance with the FCRA and all other federal, state and local laws as they apply to the gathering, processing and distribution of credit information. Staff training and education are also areas of her primary responsibility. Ms. Donnan spent 15 years in credit reporting with Credit Information Systems (formerly Credit Bureau of Council Bluffs, Inc.) as operations manager, prior to co-founding Factual Data Corp. in 1985. Ms. Donnan is active in Associated Credit Bureaus, Inc., a credit reporting association, and she concluded a second term as director in January 1997.

Todd A. Neiberger, Chief Financial Officer and a Director, joined us in March 1995. Mr. Neiberger graduated from the University of Northern Colorado in 1987 with a degree in accounting. Mr. Neiberger has 10 years experience in staff, senior and management level positions with various public accounting firms. From 1994 through 1995, he served as the audit manager of Rickards & Co. P.C., and from 1991 through 1993 he served as the tax manager for Krutchen & Co., both Fort Collins, Colorado based certified public accounting firms. From 1988 through 1990 he was employed with Lemke, Feis & Co., P.C., a certified public accounting firm, as a staff and senior level accountant in the audit and tax department. Mr. Neiberger is a Certified Public Accountant and a member of the Colorado Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Russell E. Donnan, Vice President, has been employed by us since August 1993. He is responsible for technical project management for software and support services. Before joining us, he was a senior design engineer at Apple Computer in the Power Book division from February 1992 to August 1993. He is experienced in the super computer field and was previously employed by Convex Computer (1990-1992) and as a founding member and employee of Key Computer (1988-1990), now a subsidiary of Amdahl Corporation. Mr. Donnan graduated from Ohio State University in 1987 with a degree in electrical engineering.

James N. Donnan, Vice President and a Director, has been employed by us on a full-time basis since 1994, and prior to that, on a part-time basis since 1986. He is responsible for management of our internally operated mortgage credit reporting production offices and EMPfacts employment screening operations. His duties also include overall sales, growth and customer service development. Mr. Donnan graduated from Colorado State University in 1994 with a degree in history.

Robert J. Terry has been a Director since February 1998. From February 1994 to his retirement in January 1998, Mr. Terry served as a director, president and chief operating officer of Mail-Well, Inc., a publicly traded envelope manufacturer and printing company. From January 1992 to February 1994, Mr. Terry served as executive vice president of Mail-Well Envelope, a subsidiary of Georgia Pacific. From June 1989 to December 1991, Mr. Terry served as regional vice president for Butler Paper in Englewood, Colorado. Mr. Terry obtained a Bachelor of Science degree in Business from DePaul University in 1963 and attended the Executive Program at the University of Michigan in 1988.

Abdul H. Rajput has been a Director since February 1998. From 1991 to September 1998, Mr. Rajput was employed in San Diego, California, by Bank of America, a federal savings bank and a subsidiary of Bank America Corp., where he held the position of executive vice president, administrative services. Presently, Mr. Rajput is executive vice president of national operations of GreenPoint Credit Corp. From 1990 and until its acquisition by us in August, 1998, Mr. Rajput owned and operated Factual Data Minnesota, Inc., one of our now former franchises which operates in Minnesota and Iowa. From 1980 to 1989, Mr. Rajput was employed by Green Tree Financial Corp., St. Paul, Minnesota, initially as vice president and then senior vice president for administration. Mr. Rajput also serves on the board of directors of GreenPoint Credit Corp. Mr. Rajput obtained a Bachelor of Science degree in Mathematics and a Master of Science degree in Statistics from the University of Sind, Pakistan, in 1968 and 1970, respectively.

Daniel G. Helle has been a Director since March 1999. Since 1992, Mr. Helle has been a Managing Director of CIVC Partners and its predecessor, Continental Illinois Venture Corporation, a private equity investment subsidiary of Bank of America. From 1989 to 1992, Mr. Helle was a vice president of Continental Illinois Venture Corporation. Mr. Helle is also a director of several private companies, including First Franklin Financial Corporation, a mortgage banking company based in San Jose, California. Mr. Helle obtained a Bachelor of Science degree from Western Illinois University in 1982 and a Master of Science degree in Finance from the University of Illinois in 1984.

Russell and James Donnan are sons of J.H. and Marcia Donnan who are husband and wife.

Director Compensation

Our directors who are also employees do not receive any fixed compensation for their services as directors while non-employee directors presently receive compensation of $7,500 annually plus a $500 travel allowance per calendar quarter.

Board Committees

We have two Committees, an Audit Committee and Compensation Committee. Messrs. Terry and Rajput, the two independent directors, serve on each committee. Mr. J.H. Donnan, President, also serves on each committee.

The primary function of our Compensation Committee is to review and make recommendations to the Board with respect to the compensation, including bonuses, of our officers and to administer our Stock Incentive Plan. The function of our Audit Committee is to review and approve the scope of audit procedures employed by our independent auditors, to review and approve the audit reports rendered by our independent auditors and to approve their audit fees. The Audit Committee reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of the record, we believe that all reports required to be filed by our officers, directors and principal shareholders under Section 16(a) of the Securities Exchange Act of 1934 have been timely filed.

Executive Compensation

The following table sets forth compensation we have paid to J. H. Donnan, our Chief Executive Officer and President, and Marcia R. Donnan, our Executive Vice President, for services rendered during fiscal 1996, 1997 and 1998. No other persons serving as an executive officer during the reported years received compensation in excess of $100,000 during any of those years.

                           SUMMARY COMPENSATION TABLE


                                                                     Long-Term Compensation
                                                                ---------------------------------
                                       Annual Compensation              Awards           Payouts
                                 -----------------------------  ----------------------   --------
                                                       Other
                                                       Annual   Restricted  Securities
                                                       Compen-    Stock     Underlying     LTIP    Compen-
Name and Principal      Fiscal     Salary     Bonus    sation    Award(s)    Options/    Payouts   sation
    Position             Year        ($)       ($)       ($)       ($)         SARs        ($)      ($)
------------------   ----------  ----------  -------   -------   -------    ---------    -------  --------

Jerald H. Donnan         1998      105,100    9,300       --        --          --          --      3,061
 President, Chief        1997       82,445      --        --        --          --          --     10,265
 Executive Officer       1996       48,031      --        --        --          --          --     10,220

Marcia R. Donnan         1998      105,100    9,300       --        --          --          --      4,107
 Executive Vice          1997       93,773      --        --        --          --          --      6,093
 President               1996       89,217      --        --        --          --          --      8,137
------------------

* Consists of certain health and accident insurance benefits and automobile expense reimbursements.

Employment Agreements

J. H. Donnan and Marcia R. Donnan are parties to three year employment agreements with us effective July 1, 1997. Each of Mr. and Ms. Donnan is entitled to health and accident insurance benefits and certain automobile reimbursements. Both employment agreements also provide that if the employee is terminated due to a change in control of the company, then they are entitled to severance pay equal to the product of 2.99 times the previous year's pay including bonuses. The employment agreements contain customary provisions as to death, disability and termination for cause.

Stock Incentive Plan

In April 1997, we adopted the 1997 Stock Incentive Plan. The purpose of the plan is to provide continuing incentives to our key employees, which may include officers and members of the Board of Directors. The Stock Incentive Plan provides for 200,000 shares of common stock available for grant under the plan.

The plan is administered by the Compensation Committee of our Board of Directors composed of at least one disinterested member. Subject to the terms of the plan, the Compensation Committee determines:

o     the persons to whom awards are granted
o     the type of award granted
o     the number of shares granted
o     the vesting schedule
o employment requirements or performance goals relating to restricted stock awards
o     the type of consideration to be paid upon exercise of options
o     the terms of any option, which cannot exceed ten years

The exercise price may be paid in cash, in shares of our common stock valued at fair market value at the date of exercise by delivery of a promissory note or by a combination of such means of payment, as may be determined by our Compensation Committee.

As of June 11, 1999, options to purchase 31,500 shares of common stock had been granted to several of our employees and two non-executive directors at an exercise price of $5.50 per share for 26,500 shares and $6.50 per share for 5,000 shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 11, 1999 by:

o each person who is known by us to own beneficially more than 5% of our outstanding common stock
o     each of our executive officers and directors
o     all of our executive officers and directors as a group

Common stock not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire shares within 60 days are treated as outstanding only when determining the amount and percentage of common stock owned by such individual. Each person has sole voting and sole investment power with respect to the shares shown except as noted.

                                                      Shares beneficially
                                                             owned
                                                     ---------------------
                                                                Percent of
                                                     Number    outstanding
                                                    --------   -----------
Executive officers and directors(1)
J. H. Donnan................................        630,000        11.5%
Marcia R. Donnan............................        630,000        11.5
Russell E. Donnan...........................        270,000         4.9
James N. Donnan.............................        270,000         4.9
Todd A. Neiberger(2)........................          5,000         --
Robert J. Terry(3)..........................          5,000         --
Abdul H. Rajput(3)..........................          5,000         --
Daniel G. Helle(4)..........................      1,112,829        20.4
All officers and directors as a group
 (eight persons)............................      2,927,829        53.6

Other beneficial owners
Continental Illinois Venture Corporation....      1,112,829        20.4
BCI Growth V, L.P...........................        545,286         9.9
------------------

(1) The address for each of the Donnans and Mr. Neiberger is 5200 Hahns Peak Drive, Loveland, Colorado 80538; for Mr. Terry it is 5402 South Cottonwood Court, Greenwood Village, Colorado 80121; for Mr. Rajput it is Post Office Box 8310, Rancho Santa Fe, California 82067; for Continental Illinois Venture Corporation it is 231 South LaSalle Street 7L, Chicago, Illinois 60697; and for BCI Growth V, L.P. it is c/o BCI Advisors, Inc., Glenpointe Centre West, Teaneck, New Jersey 07666.

(2) Represents options to purchase shares of common stock at $6.50 per share which are presently exercisable.

(3) Represents options to purchase shares of common stock at $5.50 per share which are presently exercisable.

(4)   Mr.  Helle  is  a  managing  director  of  Continental   Illinois  Venture
      Corporation, hence he is deemed to be a beneficial owner of its shares.

Certain Relationships and Related Transactions

J. H. Donnan and Marcia R. Donnan personally guaranteed a $500,000 loan we had taken from a financial institution in 1995. No separate consideration was paid for such guarantee. The balance of the loan of $435,000 was paid using a portion of the proceeds from our initial public offering completed May 13, 1998.

On September 16,1998, we closed our acquisition of the assets of Factual Data Minnesota, Inc. Since 1990, FD Minnesota had been one of our franchisees located in the Saint Paul, Minnesota area and operating in Minnesota and Iowa. We acquired the fixed assets, contract rights, intellectual property rights to trade names and computer software, personnel files, books and records, deposits, prepaid assets and the goodwill of FD Minnesota in exchange for $353,243 cash and a non-interest bearing promissory note in the principal amount of $353,243 payable in twenty-four equal monthly installments commencing September 1, 1998. The note is secured by a lien on all of the assets purchased. We also assumed the lease obligations on the FD Minnesota facility and continue operations of FD Minnesota at such facility. In connection with the purchase, we obtained two year non-competition agreements with the two shareholders of FD Minnesota.

Abdul Rajput, one of the shareholders of FD Minnesota, has been one of our directors since February 1998. Mr. Rajput disclosed all of the material facts as to his relationship and interest in FD Minnesota and abstained from voting on the acquisition. The acquisition was approved by all of our other remaining directors and the acquisition was made on terms believed by the Board to be no less favorable than could have been obtained from an unaffiliated party. We retained an independent firm of certified public accountants to appraise the fair market value of the operating assets, excluding cash and accounts receivable, of FD Minnesota. Based on such firm's study and analytical review procedures it concluded that a reasonable estimate of the fair market value of the operating assets, excluding cash and accounts receivable, of FD Minnesota as of May 31, 1998 was $720,000.

On March 26, 1999, we entered into a stock purchase and sale agreement with four institutional investors, including Continental Illinois Venture Corporation. Mr. Helle is a managing director of that company which purchased $10 million of the placement at $8.08 per share. As part of the placement, Mr. Helle became one of our directors and the four members of the Donnan family agreed to vote for Continental Illinois' nominee as a director so long as it owns a number of shares equal to or greater than 5% of our then outstanding shares.

We have adopted a policy that all transactions between us and our officers, directors and 5% or more shareholders are subject to approval by a majority of the disinterested independent directors. Any such transactions will be on terms believed to be no less favorable than could be obtained from unaffiliated parties.

                        SELLING SECURITYHOLDER

The following table sets forth information regarding the beneficial ownership of our securities by the selling securityholder. All information contained in the table below is based upon beneficial ownership as of June 1, 1999.

The selling securityholder was the underwriter of our initial public offering completed in May 1998. As part of its compensation in the offering, the underwriter received options to purchase:

o     120,000 shares of our common stock at $7.04 per share
o     warrants to purchase 120,000 shares of our common stock at $9.15 per share

We agreed to register these options, warrants and underlying shares in order to permit the selling securityholders to sell these securities from time to time in the public market or in privately-negotiated transactions. We agreed to prepare and file amendments and supplements to the initial registration statement necessary to keep the registration of the shares effective until the earlier of
(i) May 13, 2003; or (ii) the date on which all of the securities have been sold. We have also agreed to pay for all expenses of this offering other than underwriting discounts and commissions and brokerage commissions and fees.

This table assumes that all securities owned by the selling securityholders are being sold. The selling securityholders may offer and sell less than the number of securities indicated. The selling securityholders are not making any representation that any securities will or will not be offered for sale.




                                       Securities Beneficially Owned
                                           Prior to the Offering
                                -------------------------------------------            Securities
                                         Options               Warrants    Securities  Beneficially
      Name and Address          -----------------------  ------------------  Offered   Owned After
  of Selling Securityholder       Number       Percent    Number    Percent   Hereby   the Offering
------------------------------  -----------  ----------  --------  -------- ---------  -----------
Schneider Securities, Inc.         120,000       100%     120,000    100%        all        -0-
1120 Lincoln Street, Suite 900
Denver, Colorado  80203

                         PLAN OF DISTRIBUTION

This offering is self-underwritten; we have not employed an underwriter for the issuance of common stock upon the exercise of the warrants and we will bear all expenses of the offering.

Upon any solicited exercise of the warrants, we agreed to pay to the underwriter of our initial public offering a fee of 5% of the aggregate exercise price of warrant exercises if

o the market price of our common stock on the date the warrant is exercised was greater than the then exercise price of the warrant
o the exercise of the warrant was solicited by a member of the National Association of Securities Dealers, Inc. as designated in writing on the warrant certificate subscription form (provided that any request for exercise is presumed to be unsolicited unless the customer states in writing that the transaction was solicited and designates the broker-dealer to receive compensation)
o          the warrant was not held in a discretionary account

o disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the warrant
o the solicitation of exercise of the warrant was not in violation of Regulation M promulgated under the 1934 Act

Regulation M under the 1934 Act, as amended, will prohibit the underwriter from engaging in any market making activities with regard to our securities during the period commencing as of the date on which the underwriter becomes a participant in the solicitation of the exercise of warrants until the termination of such solicitation activity. As a result, the underwriter may be unable to make a market in our securities during certain periods while the warrants are exercisable.

The warrants may be exercised by the delivery to American Securities Transfer & Trust, Incorporated, 938 Quail Street, Suite 101, Lakewood, Colorado 80215 of your warrant certificate accompanied by an election of exercise and payment of the warrant exercise price for each share of your common stock purchased in accordance with the terms of the warrant. Payment must be made in the form of cash or a cashier's or certified check payable to the order of Factual Data Corp. Delivery of the certificates representing the common stock will be made upon receipt of the warrant certificate duly executed for transfer together with payment for the exercise price and our acceptance of your tender for exercise. If you exercise fewer than all your warrants, a new warrant certificate evidencing warrants remaining unexercised will be issued to you.

                       DESCRIPTION OF SECURITIES

The following describes the attributes of our authorized and our outstanding securities.

Common Stock

We are authorized to issue 10,000,000 shares of common stock, of which 5,463,897 shares were issued and outstanding on June 11, 1999. Holders of shares of common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefor, and if we liquidate, dissolve or wind up, common stockholders will share ratably in all assets remaining after payment our liabilities. We have not paid any dividends to date nor do we anticipate paying any dividends in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development and expansion of our business. The holders of shares of our common stock are entitled to one vote for each share held of record, and holders do not have the right to cumulate their votes for election of directors. The holders of shares of common stock do not have preemptive rights.

Preferred Stock

We are also authorized to issue up to 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could aversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in management and in our control. We have no present intention to issue any shares of preferred stock, and no shares of preferred stock are currently outstanding.

Warrants

One warrant entitles the holder to purchase one share of our common stock at an exercise price of $7.15 until May 12, 2001, subject to our redemption rights described below. The warrants were issued pursuant to the terms of a warrant agreement between us and American Securities Transfer & Trust, Incorporated.

The warrant exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment in the event of, among other events, a stock dividend on, or a subdivision, recapitalization or reorganization of, the common stock, or if we merge or consolidate with or into another corporation or business entity.

We may, in our discretion redeem outstanding warrants, in whole but not in part, upon not less than 30 days' notice, at a price of $.05 per warrant, provided that the closing bid price of our common stock equals or exceeds $10.73 (150% of the warrant exercise price) for 20 consecutive trading days. The redemption notice must be provided not more than five business days after conclusion of the 20 consecutive trading days in which the closing bid price of our common stock equals or exceeds $10.73 per share. In the event we exercise our right to redeem the warrants, the warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price of $0.05 per warrant.

We must have on file a current registration statement with the Securities and Exchange Commission pertaining to the common stock underlying the warrants in order for a holder to exercise the warrants or in order for us to redeem the warrants. Shares underlying the warrants must also be registered or qualified for sale under the securities laws of states in which the warrant holders reside.

The warrants to purchase 120,000 shares of our common stock held by the selling securityholder are identical in all respects (except as to redemption) to the public warrants described above, EXCEPT THAT THE EXERCISE PRICE IS $9.15 PER SHARE.

Underwriter's Options

In connection with our May 1998 initial public offering, we issued options to our underwriter who is referred to herein as the selling securityholder. The options gave the underwriter the right to acquire:

o 120,000 shares of our common stock for $7.04 per share at any time prior to May 13, 2003

o 120,000 warrants to acquire 120,000 shares of our common stock for $9.15 per share at any time prior to May 13, 2001

Listing

Our common stock and warrants trade on The Nasdaq National Market under the symbols FDCC and FDCCW. There is no market for the selling securityholder's options or warrants and none is expected to develop.

Transfer Agent, Warrant Agent and Registrar

Our transfer agent, warrant agent and registrar for our common stock and warrants is American Securities Transfer & Trust, Incorporated, 1825 Lawrence Street, Suite 444, Denver, Colorado 80202.

                    SHARES ELIGIBLE FOR FUTURE SALE

We have outstanding 5,463,897 shares of common stock, assuming no exercise of the warrants, the selling securityholder's options or any other options or warrants. Of these shares, the 1,380,000 shares of common stock sold in our initial public offering are freely tradeable without restriction under the Securities Act. We sold the remaining 4,083,897 shares of outstanding common stock in private transactions and/or in reliance upon exemptions from registration under the Securities Act. Those shares may be sold only pursuant to an effective registration statement filed under the Securities Act, or an applicable exemption, including the exemption contained in Rule 144 of the Securities Act. We have filed registration statements on Form S-3 covering 2,263,567 of these shares.

In general, under Rule 144, our shareholders, including our affiliates, may sell shares of restricted common stock after at least one year has elapsed since such shares were acquired. The number of shares of common stock which may be sold within any three-month period is limited to the greater of one percent of the then outstanding common stock or the average weekly trading volume in our common stock during the four calender weeks preceding the date on which notice of such sale was filed under Rule 144. Other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, shareholders who are not affiliates (and who have not been affiliates for 90 days prior to the sale) and who have beneficially owned our restricted shares for over two years may resell the shares without compliance with the foregoing requirements under Rule 144.

No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock or warrants prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock or warrants, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

                             LEGAL MATTERS

The validity under Colorado law of the shares will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Members of that law firm own about 7,000 shares of our common stock.

                                EXPERTS

Our consolidated balance sheet at December 31, 1998, and the consolidated statements of income, shareholders' equity and cash flows for each of the years ended December 31, 1997 and 1998 included in this prospectus have been included herein in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim consolidated financial information for the three months ended March 31, 1998 and 1999 included herein, the independent certified public accountants have not audited or reviewed such consolidated financial information and have not expressed an opinion or any other form of assurance with respect to such consolidated financial information.

=======================================================================
We have not authorized any dealer, salesperson or other person to give any information or to make any representation not contained in this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any offer or solicitation by anyone in any jurisdiction not authorized, or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. By delivery of this prospectus we do not imply that there has been no change in our affairs or that the information in this prospectus is correct as of any time subsequent to its date.

                            ---------------

         TABLE OF CONTENTS
                                   Page

Prospectus Summary.......           1
Risk Factors.............           4
Dilution.................           9
Use of Proceeds..........           9
Capitalization...........          10
Dividend Policy..........          10
Selected Financial Data..          11
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations         12
Business ................          20
Management...............          38
Selling Securityholder...          44
Plan of Distribution.....          45
Description of Securities          46
Shares Eligible for Future Sale    48
Legal Matters............          49
Experts..................          49
Index to Financial Statements      F-1

                          FACTUAL DATA CORP.






                           ----------------

                              PROSPECTUS
                           ----------------







                        August 2, 1999

                     INDEX TO FINANCIAL STATEMENTS




Factual Data Corp. - Audited Financial Statements December 31, 1998

Independent Auditors' Report......................................F - 1

Financial Statements

    Consolidated Balance Sheet....................................F - 2

    Consolidated Statements of Income.............................F - 3

    Consolidated Statement of Changes in Shareholders' Equity.....F - 4

    Consolidated Statements of Cash Flows.........................F - 5

Notes to Consolidated Financial Statements........................F - 6

Factual Data Corp. - Unaudited Interim  Financial  Statements March 31,
1999

Financial Statements

    Consolidated Balance Sheet...................................F - 24

    Consolidated Statements of Income............................F - 25

    Consolidated Statements of Cash Flows........................F - 26

Notes to Consolidated Financial Statements.......................F - 27

                     INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders
Factual Data Corp.
Fort Collins, Colorado

We have audited the accompanying consolidated balance sheet of Factual Data Corp. and Subsidiaries as of December 31, 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Factual Data Corp. and Subsidiaries as of December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.





                                /s/ Ehrhardt Keefe Steiner & Hottman PC
                                    Ehrhardt Keefe Steiner & Hottman PC
February 10, 1999
Denver, Colorado

                          FACTUAL DATA CORP.

                      Consolidated Balance Sheet
                           December 31, 1998


                                   Assets
Current assets
  Cash .................................................     $ 1,093,295
  Short-term investments (Note 4) ......................       2,212,386
  Prepaid expenses and other ...........................         105,964
  Accounts receivable, net (Note 7) ....................       2,919,578
                                                             -----------
     Total current assets ..............................       6,331,223

Property and equipment, net (Notes 5 and 7) ............       2,976,419

Other assets (Notes 2 and 6) ...........................       8,869,259
                                                             -----------

                                                             $18,176,901
                                                             ===========

                    Liabilities and Shareholders' Equity
Current liabilities
  Current portion of long-term debt (Note 7) ...........     $ 1,304,953
  Accounts payable .....................................       2,225,685
  Accrued payroll and expenses .........................         431,441
  Income taxes payable .................................         524,186
  Deferred income taxes (Note 10) ......................          59,291
                                                             -----------
     Total current liabilities .........................       4,545,556
                                                             -----------

Long-term debt (Note 7) ................................       2,492,571

Deferred income taxes (Note 10) ........................         302,762

Commitments and contingency (Note 11)

Shareholders' equity (Note 8)
  Preferred stock, 1,000,000 shares authorized;
   none issued and outstanding .........................            --
  Common stock, 10,000,000 shares authorized;
   3,551,346 issued and outstanding ....................       8,614,705
  Retained earnings ....................................       2,221,307
                                                             -----------
     Total shareholders' equity ........................      10,836,012
                                                             -----------

                                                             $18,176,901
                                                             ===========

            See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                        Consolidated Statements of Income


                                                      For the Years Ended
                                                          December 31,
                                                 -----------------------------
                                                     1997              1998
                                                 -----------      ------------


Revenue
  Information services .....................     $   606,211      $ 6,235,604
  Ancillary income .........................         650,592        1,451,104
  System affiliates ........................       1,428,811        2,198,260
  Proceeds from the sale of Company operated
   territories (Note 12) ...................         714,365             --
  Training, license and other ..............         119,692           58,578
                                                 -----------      -----------
     Total revenue .........................       3,519,671        9,943,546
                                                 -----------      -----------

Operating Expenses
  Costs of services provided ...............       1,301,085        4,986,064
  Costs of Company operated territories sold         506,101             --
  Selling, general and administrative ......         916,521        2,603,589
                                                 -----------      -----------
     Total operating expenses ..............       2,723,707        7,589,653
                                                 -----------      -----------

Income from operations .....................         795,964        2,353,893

Other income (expense)
  Other income .............................          28,806          185,262
  Interest expense .........................         (77,497)        (152,421)
                                                 -----------      -----------
     Total other expense ...................         (48,691)          32,841
                                                 -----------      -----------

Income before income taxes .................         747,273        2,386,734

Income tax expense (Note 10) ...............         244,339          810,000
                                                 -----------      -----------

Net income .................................     $   502,934      $ 1,576,734
                                                 ===========      ===========

Basic earnings per share ...................     $       .28      $       .59
                                                 ===========      ===========

Basic weighted average shares outstanding
 (Note 13) .................................       1,800,000        2,680,753
                                                 ===========      ===========

Diluted earnings per share .................     $       .28      $       .57
                                                 ===========      ===========

Diluted weighted average shares outstanding
 (Note 13) .................................       1,800,000        2,769,214
                                                 ===========      ===========

                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

            Consolidated Statement of Changes in Shareholders' Equity
                 For the Years Ended December 31, 1997 and 1998





                                                   Common Stock               Stock                             Total
                                            ---------------------------    Subscriptions      Retained      Shareholders'
                                               Shares          Amount       Receivable        Earnings         Equity
                                            -----------     -----------     -----------      -----------     -----------
Balance at December 31, 1996 ..........       1,800,000     $     2,500     $      (500)     $   141,639     $   143,639

Collection of stock subscription ......            --              --               500             --               500

Net income for the year ended
 December 31, 1997 ....................            --              --              --            502,934         502,934
                                            -----------     -----------     -----------      -----------     -----------

Balance at December 31, 1997 ..........       1,800,000           2,500            --            644,573         647,073

Net proceeds of initial public offering
 (net of offering costs of $1,474,795)        1,380,000       6,253,205            --               --         6,253,205

Common stock issued in connection with
 business acquisitions (Note 2) .......         371,346       2,359,000            --               --         2,359,000

Net income for the year ended
 December 31, 1998 ....................            --              --              --          1,576,734       1,576,734
                                            -----------     -----------     -----------      -----------     -----------

Balance at December 31, 1998 ..........       3,551,346     $ 8,614,705     $      --        $ 2,221,307     $10,836,012
                                            ===========     ===========     ===========      ===========     ===========

                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                      Consolidated Statements of Cash Flows


                                                        For the Years Ended
                                                            December 31,
                                                     ----------------------------
                                                         1997            1998
                                                     -----------      -----------

Cash flows from operating activities
  Net income ...................................     $   502,934      $ 1,576,734
                                                     -----------      -----------
  Adjustments to reconcile net income to net
   cash provided by operating activities
    Depreciation and amortization ..............         355,084          776,094
    Loss on sale of fixed assets ...............            --             25,454
    Deferred income taxes ......................         128,867          240,276
    Basis of non-current assets of territories .         391,330             --
    sold
    Changes in operating assets and liabilities
      Accounts receivable ......................        (325,503)      (1,920,392)
      Prepaid expenses and other ...............          10,217          (67,089)
      Other assets .............................         (23,460)         (37,604)
      Accounts payable .........................         111,590        1,323,142
      Accrued payroll, payroll taxes and .......          24,275          125,973
       expenses
      Accrued taxes and other ..................          30,017          615,987
                                                     -----------      -----------
                                                         702,417        1,081,841
                                                     -----------      -----------
        Net cash provided by operating
         activities.............................       1,205,351        2,658,575
                                                     -----------      -----------

Cash flows from investing activities
  Purchases of property and equipment ..........        (592,868)      (1,206,424)
  Purchases of short-term investments ..........            --         (2,212,386)
  Proceeds from sale of property and equipment .          29,504             --
  Purchase of intangibles ......................            --           (123,809)
  Payments received on note receivable .........         185,000           45,000
  Increase in note receivable ..................         (72,160)            --
  Net cash used in the acquisition of businesses         (50,000)      (3,604,900)
                                                     -----------      -----------
        Net cash used in investing activities ..        (500,524)      (7,102,519)
                                                     -----------      -----------

Cash flows from financing activities
  Line-of-credit, net ..........................         (66,000)            --
  Principal payments on long-term debt .........        (255,078)      (1,149,209)
  Collection of common stock subscription ......             500             --
  Deferred offering costs incurred net of
   accounts payable ............................         (36,491)            --
  Net proceeds in initial public offering (net
  of offering expenses paid of $1,438,304)  ....            --          6,289,696
        Net cash (used in) provided by .........        (357,069)       5,140,487
        financing activities

Net increase in cash and cash equivalents ......         347,758          696,543

Cash and cash equivalents, at beginning
 of period .....................................          48,994          396,752
                                                     -----------      -----------

Cash and cash equivalents, at end of period ....     $   396,752      $ 1,093,295
                                                     ===========      ===========


Supplemental disclosure of cash flow information:

      Interest paid on borrowings for the years ended December 31, 1997 and 1998 was $108,919 and $131,731, respectively.

      Cash paid for income taxes for the years ended December 31, 1997 and 1998 was $36,516 and $155,138, respectively.

Supplemental disclosure of non-cash investing and financing activities:

      During 1997 and 1998, the Company financed fixed assets purchases totaling $50,918 and $892,579, respectively, with notes payable and capital leases.

      During 1997, the Company incurred $61,739 in offering costs that were included in accounts payable.

      During 1997, the Company acquired a business for $50,000 cash and a note payable of $469,419 (Note 2). During 1998, the Company acquired eight companies for $3,604,900 cash, notes payable of $2,899,790 and the issuance of restricted stock of $2,359,000 (Note 2).


                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                   Notes to Consolidated Financial Statements


Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Factual Data Corp was incorporated in the state of Colorado in 1985. The company was established for the purpose of providing information services nationally to financial lending institutions primarily in the mortgage lending industry. In April of 1997, the shareholders of Factual Data Corp and Lenders Resources, Incorporated exchanged all of their outstanding shares of common stock in exchange for 1.8 million shares of common stock in a newly formed holding company called Factual Data Corp. (the Company).

The Company provides information services to lenders from its Company operated offices and 54 franchised and licensed offices. Franchised and licensed offices of the Company are referred to as system affiliates and related revenue derived from such system affiliates is referred to as system affiliate revenues.

In exchange for system affiliate revenue from its system affiliates, the Company provides certain on-going services that include sophisticated technology systems, training, marketing/sales assistance, management, techniques, and policy and procedure manuals.

The Company's sophisticated technology platforms used to develop new products and services allowed the Company to begin providing employee background information under EMPfactsSM QuickPeek IdentifierSM, and Tenant Qualifer reports for employers and landlords.

Principles of Consolidation

The Company's  consolidated financial statements include the accounts of Lenders
Resources  Incorporated,   FDC  Group,  Inc.  and  FDC  Acquisition,   Inc.  All
intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. As of the balance sheet date, balances of cash and cash equivalents at financial banking institutions exceeded the federally insured limit by approximately $627,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

In the normal course of business, the Company extends unsecured credit to virtually all of its customers and system affiliates related to providing information services. The Company's customers and system affiliates are located throughout the United States.

Because of the credit risks involved, management has provided an allowance for doubtful accounts of approximately $25,000 which reflects its opinion of amounts which will eventually become uncollectible. In the event of a complete default by the Company's customers or system affiliates, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of default.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets which range from three to 39 years.

Intangible Assets

Intangible assets are stated at cost, and consist of goodwill, customer lists, covenants not-to-compete and deferred acquisition costs. Goodwill and customer lists are amortized using the straight-line method over fifteen years. Covenants not-to-compete are amortized over the life of the agreements, which extend up to five years.

Deferred acquisition costs consist of costs associated with the Company's investigation of potential future acquisitions. These costs will be capitalized upon completion of the acquisition or charged to expense if the acquisition is unsuccessful.

Software Development Costs

The Company adopted the provisions of Statement of Position 98-1, "Accounting for Costs of Computer Software Developed for Internal Use." Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three years. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

Income Taxes

Deferred income taxes result from temporary timing differences. Temporary timing differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences result primarily from depreciation of fixed assets, amortization of intangibles and accrued vacation.

Revenue Recognition

Information Services

The Company recognizes revenue generated from mortgage credit reports and other information services when the information has been provided to the customer, as substantially all required services have been performed. The services represent revenue earned through Company owned locations.

Ancillary Income

Ancillary income consists of fees charged to licenses and franchises for additional products and services provided to them.

System Affiliate

Pursuant to the various franchise and license agreements, system affiliates are required to pay the Company royalties based on a percentage of sales. In addition, system affiliates providing EMPfactsSM services are required to pay $100 per month for national advertising conducted by the Company.

Royalties as allowed by the franchise and license agreements are accrued based on the percentage of adjusted gross billings, as reported by system affiliates and are included in accounts receivable.

Advertising fees paid to the Company are included in the Company's balance sheet. At December 31, 1998, the Company had collected fees in excess of the amount expended for advertising by approximately $24,000.

Software License Fees

The Company recognizes revenue from the licensing of computer software when the customer accepts the configured master. Subsequent to customer acceptance, the Company has no significant post contract support obligations.

Advertising Costs

The Company expenses advertising and promotional expenses as incurred.

Valuation of Long-Lived Assets

The Company assesses valuation of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued expenses approximate their fair values as of December 31, 1998 because of the relatively short maturity of these instruments.

The carrying amounts of notes payable and debt outstanding also approximate their fair values as of December 31, 1998 because interest rates on these instruments approximate the interest rate on debt with similar terms available to the Company.

Earnings Per Share

The Company computes earnings per share in accordance with Statement of Financial Accounting Standard No. 128. Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares plus potential dilutive common shares outstanding which includes common stock options granted under the Company's stock option plan and warrants issued in connection with the Company's IPO.

Short-Term Investments

The Company follows  Statement of Financial  Accounting  Standards No. 115 (SFAS
115) to account for investments. Under SFAS No. 115, equity securities which have readily determinable fair values and all investments in debt securities are classified into three categories and accounted for as follows:

o Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

o Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

o Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity net of deferred income taxes.

The Company classifies its investments in corporate debt securities with original maturities in excess of three months as short-term investments available for sale. The Company has the ability and intent to sell these securities as needed.

Recently Issued Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Currently the Company's only component, which would comprise comprehensive income, is its results of operations.

Also, in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating
decision  maker  in  deciding  how  to  allocate   resources  and  in  assessing
performance.

SFAS No.'s 130 and 131 are effective for financial statements for periods beginning after December 15, 1997, and require comparative information for earlier periods to be restated.

In February of 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132), which supercedes SFAS No.'s 87, 88, and 106. SFAS No. 132 addresses disclosure only and is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for prior periods is required. The adoption of SFAS No. 132 will have no current impact on the Company's financial statements, as no prior disclosures under SFAS No. 87, 88, or 106 were applicable.

In June of 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"(SFAS No.
133). SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15,1999. Initial application of SFAS No. 133 shall be as of the beginning of an entity's fiscal quarter, on that date, hedging relationships shall be designated anew and documented under the provisions of this statement. The adoption of SFAS No. 133 shall not be retroactively applied. This statement currently has no impact on the financial statements of the Company, as the Company does not hold any derivative instruments or participate in any hedging activities.

Reclassifications

Certain amounts in the 1997 financial statements haven been reclassified to conform with the 1998 presentation.


Note 2 - Acquisition of Assets

During the third and forth quarters of 1998, the Company purchased the assets of seven businesses and acquired another Company in a merger transaction through its wholly owned subsidiary FDC Acquisition, Inc. These transactions have been accounted for as purchases. Amortization of acquired covenants not to compete are over the life of the agreements of two to five years. Customer lists acquired are amortized over fifteen years. Subsequent to December 31, 1998, the Company acquired the assets of three businesses.

The aggregate purchase price of the Company's 1998 acquisitions has been allocated to the assets purchased based on the fair market values on the date of acquisition, as follows:

Accounts receivable ......................     $   366,169
Computer equipment, furniture and fixtures         463,150
Prepaid expenses and other assets ........          45,942
Non-compete agreements ...................         450,000
Customer lists ...........................       7,924,744
Liabilities assumed ......................        (386,315)
                                               -----------
    Subtotal .............................       8,863,690
Notes payable less imputed discount ......      (2,899,790)
Common stock issued ......................      (2,359,000)
                                               -----------

Cash paid, net ...........................     $ 3,604,900
                                               ===========

The following table depicts the unaudited pro forma results of the Company giving effect to its 1998 and January 1999 acquisitions as if they occurred on January 1, 1997. The unaudited pro forma information is not necessarily indicative of the results of operations of the Company had these acquisitions occurred at the beginning of the years presented, nor is it necessarily indicative of future results.

                                                            Year Ended
                                                            December 31,
                                                    -------------------------
                                                        1997          1998
                                                    -----------   -----------


Revenue.....................                        $17,422,753   $23,970,038
                                                    ===========   ===========

Net income after taxes......                        $   373,146   $ 2,993,917
                                                    ===========   ===========

Basic earnings per share....                        $       .18   $      1.02
                                                    ===========   ===========

Diluted earnings per share..                        $       .18   $       .99
                                                    ===========   ===========




The Company pays an entity owned by a stockholder a commission on all successfully completed business acquisitions in which the entity is actively involved. During the year ended December 31, 1998, the Company paid related commissions on successful business acquisitions of approximately $70,000.


Note 3 - Employee Benefit Plan

The Company adopted a 401(k) plan effective November 1, 1998. Participation is voluntary and employees are eligible to participate at age 21 and after one month of employment with the Company. The Company matches 50% of the employees contribution up to 4% of the employee's salary.

A participant's vested benefits if fairly distributed upon death or disability and is distributed upon termination of employment according to the following vesting schedule:

    Years of Service       Percentage

          1                    20%
          2                    40%
          3                    60%
          4                    80%
          5                    100%

The Company contributed $9,031 to the Plan for the year ended December 31, 1998.


Note 4 - Investment Securities

Due to the types of investments, the fair market values approximate the carrying value as of December 31, 1998, therefore, no unrealized gain or loss has been recorded.

The Company's investments are classified as available-for-sale and include the following:

      Corporate debt securities                   $  743,688
      U.S. Government debt securities              1,468,698
                                                  ----------

                                                  $2,212,386
                                                  ==========



Note 5 - Property and Equipment

Property and equipment consists of the following:
                                                        December 31,
                                                           1998
                                                       ------------

Computer equipment and software                        $ 1,895,551
Furniture and fixtures .........                         1,853,048
Software development costs .....                           947,477
Leasehold improvements .........                           198,402
Vehicles .......................                           149,626
                                                       -----------
                                                         5,044,104
   Less accumulated depreciation                        (2,067,685)
                                                       -----------

                                                        $2,976,419
                                                        ==========


Note 6 - Other Assets

Other assets consist of the following:
                                                               December 31,
                                                                  1998
                                                               ------------


    Deposits and other.................................          $  91,385
    Customer lists (Note 2)............................          8,370,673
    Goodwill...........................................              8,771
    Covenants not to compete (Note 2)..................            498,750
    License agreement..................................             75,000
    Deferred acquisition costs and other...............             48,810
                                                                 ---------
                                                                 9,093,389
       Less accumulated amortization...................           (224,130)
                                                                 ---------

                                                                $8,869,259
                                                                 =========


Note 7 - Long-Term Debt

Long-Term Obligations
                                                               December 31,
                                                                  1998
                                                               ------------
Long-term debt obligations consist of the following:

Unsecured  note  payable to a  corporation  incurred  in the acquisition  of a  business.  Note is  payable  in  monthly
 installments  of $9,667.  Note is non interest  bearing and      $155,042
 matures May 2000......................................

Unsecured note payable to a corporation,  monthly  principal
 and  interest  payments of $6,000  through  November  1999.        90,655
 Interest at 9.5%......................................

Unsecured  note payable to a individual,  monthly  principal payments  are the  greater of $750 or 5% of gross  billable
 revenue  of a certain  corporate-owned  franchise  with the        57,640
 balance due August 31, 2002.  Interest at 8.5%........

Various  notes  payable to financial  institutions.  Monthly principal  and  interest  payments  ranging  from  $394  to
 $855.  Interest  rates  vary  from  7.7%  to  8.15%.  Notes mature at various  times  ranging  from May 2001 to October
 2003.  Notes are  collateralized  by certain  fixed  assets        65,039
 and automobiles.......................................

Note payable to a corporation  incurred in an acquisition of a business.  Quarterly  principal and interest  payments of
 $95,450  through  June  2003.   Interest  at  8%.  Note  is
 collateralized by a security  agreement and assets acquired      1,430,991
 in the acquisition....................................

Notes payable to two individuals  and a related  corporation incurred in the  acquisition  of a business.  The Notes are payable  by the  following  terms:  lump  sum  payment  due
 January  1,  1999 in the  amount  of  $61,500  and  monthly principal  payments of $12,501  through August 2000.  Notes
 are  non-interest  bearing  and are  secured  by a security       343,135
 agreement and assets acquired in the acquisition......

Various   notes   payable  to   corporations   incurred   in
 several   acquisitions.    Quarterly   principal   payments
 totaling   $52,500.  Notes   are   non   interest   bearing
 and  are   beginning   September  2000  to  October   2000.
 Notes are secured by a 382,691 security agreement and assets
 acquired in the acquisitions..........................             382,691

                                                               December 31,
                                                                  1998
                                                               -----------
Notes  payable to a  corporation  incurred in  acquisitions.
 Monthly principal  payments totaling $9,027.  Notes are non
 interest    bearing    and    expires    September    2000.
 Collateralized  by security  agreement and assets  acquired       456,029
 in the acquisition....................................

Various  capital  leases  with  monthly  payments  totaling
 $18,285,  including interest and expiring through December
 2003. Collateralized by office furniture and equipment.
 The net book value at December 31, 1998 for the fixed assets
 leased amounted to $811,795...........................            816,302
                                                                ----------
                                                                 3,797,524
   Less current portion                                         (1,304,953)
                                                                ----------

                                                                $2,492,571
                                                                ==========

As of December 31, 1998, future maturities of long-term obligations are as follows:

                                          Long-term       Capital
Year ending December 31,                    Debt          Leases       Total
                                         ------------  -----------  ------------


         1999.............                $1,165,510    $  216,194   $1,381,704
         2000.............                   884,035       219,961    1,103,996
         2001.............                   341,399       219,961      561,360
         2002.............                   360,705       219,961      580,666
         2003.............                   216,933       159,874      376,807
         Thereafter.......                    12,640           -         12,640
                                          ----------    ----------   ----------
                                           2,981,222     1,035,951    4,017,173
         Less amount
         representing interest.                  -        (219,649)    (219,649)
                                          ----------    ----------   ----------
         Total principal..                 2,981,222       816,302    3,797,524
          Less current portion            (1,165,510)     (139,443)  (1,304,953)
                                          ----------    ----------   ----------

                                          $1,815,712    $  676,859   $2,492,571
                                          ==========    ==========   ==========


Note 8 - Shareholders' Equity

Warrants

The Company has reserved (i) 1.5 million shares of Common Stock for issuance on exercise of 1.5 million warrants issued with respect to its initial public offering, (ii) 120,000 shares of Common Stock for issuance on exercise of options granted to the Company's underwriters of its initial public offering, and (iii) 200,000 shares of Common Stock for issuance on exercise of options issued under the Company's 1997 Stock Incentive Plan (the "ISOs"), of which options to purchase 31,500 shares had been granted as of December 31, 1998. With respect to the Warrants, (a) 1.38 million have an exercise price of $7.15 per share and do not expire until May 13, 2001 (the "Redeemable Warrants"); and (b) 120,000 have an exercise price of $9.15 per share and do not expire until May 13, 2002. Commencing on May 13, 1999, the Redeemable Warrants may be redeemed by the Company, in whole but not in part, at a price of $.05 per Redeemable Warrant at such time as the closing bid price of the Common Stock equals or exceeds $10.73 (150% of the exercise price) for 20 consecutive trading days. The Underwriter Options have an exercise price of $7.04 per share and do not expire until May 13, 2004.

Stock Option Plan

Management of the Company has adopted a stock option plan whereby the Board of Directors can issue both tax qualified and nonqualified options to officers, employees, consultants and others. Under the plan, 200,000 shares of the Company's stock is reserved for options to be issued in the future. The Company issued 22,000 shares to employees under the plan in connection with its IPO of which 21,500 shares were outstanding at December 31, 1998. These shares vest equally over three years from the date of grant. The following summarizes the activity under the Company's stock option plan:


                                           Number of      Exercise
                                             Shares         Price           Expiration
                                          -----------   ------------   ---------------------

Balance  at January 1, 1997
 and 1998                                        -             -

Stock options granted                         32,000    $5.50 - 6.50   May 2001 - June 2001

Stock options cancelled                         (500)           5.50   May 2001
                                             --------   ------------

Balance at December 31, 1998                  31,500    $5.50 - 6.50   May 2001 - June 2001
                                             ========   ============



The weighted average exercise price at December 31, 1998 was $5.74 and the weighted average remaining contractual life of the Company's options was 2.42 years.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123). Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, there would not be a material effect on 1998 net income. The fair value of each grant option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0%; expected volatility of 35%; discount rate of 5.5% and expected lives of 3 years.


Note 9 - Business Segments

Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 31, 1997 and 1998. Total revenue in one business segment includes information services which represent sales by Company operated territories, in another segment, ancillary revenues, the third segment consists of system affiliate revenue and training, license, and other revenues with the fourth segment being sales of Company operated territories, as reported in the Company's consolidated financial statements.

Identifiable assets by business segment are those assets used in the Company's operation of each segment.


                                                              System
                                                            Affiliates       Sales of
                                                           and License,      Company
                             Information      Ancillary    Training and     Operated
                               Services        Income          Other       Territories       Totals
                              ----------     ----------     ----------     ----------     ----------
December 31, 1997
   Net sales ............     $  606,211     $  650,592     $1,548,503     $  714,365     $ 3,519,671
   Cost of services and
    territory sales .....     $  236,640     $     --       $1,064,445     $  506,101     $ 1,807,186
   Gross profit .........     $  369,571     $  650,592     $  484,058     $  208,264     $ 1,712,485
   Total assets .........     $1,364,049     $     --       $1,500,036     $     --       $ 2,864,085
   Depreciation and
    amortization ........     $  111,100     $     --       $  214,824     $   29,160     $   355,084
   Capital expenditures .     $    2,069     $     --       $  590,799     $     --       $   592,868

December 31, 1998
   Net sales.............     $6,235,604     $1,451,104     $2,256,838     $    -         $ 9,943,546
   Cost of services and       $3,988,948     $    -         $997,116       $    -         $ 4,986,064
  territory sales........
   Gross profit .........     $2,246,656     $1,451,104     $1,259,722     $    -         $ 4,957,482
   Total assets..........     $17,006,221    $    -         $1,170,680     $    -         $18,176,904
   Depreciation and
    amortization.........     $671,484       $    -         $104,610       $    -         $   776,094
   Capital expenditures..     $1,833,284     $    -         $265,719       $    -         $ 2,099,003


Note 10 - Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized.

The components of the provision for income tax expense for the year ended December 31, 1997 and 1998 are as follows:

                                                        December 31,
                                                   -----------------------
                                                      1997          1998
                                                   -----------   ---------


   Current.................................         $115,472      $661,236
   Deferred................................          128,867       148,764
                                                    --------      --------

                                                    $244,339      $810,000
                                                    ========      ========

The deferred income tax assets and liabilities result primarily from differing depreciation and amortization periods of certain assets, research and development credits, and the recognition of certain expenses for financial statement purposes and not for tax purposes.

The net current and long-term deferred tax liabilities in the accompanying balance sheet include the following items:
                                                   December 31,
                                                       1998
                                                   ------------


   Current deferred tax asset..............         $   48,090
   Current deferred tax liability..........           (107,381)
                                                    ----------

                                                    $  (59,291)
                                                    ==========

   Long-term deferred tax asset............         $   30,529
   Long-term deferred tax liability........           (333,291)
                                                    ----------

                                                    $ (302,762)
                                                    ==========
Rate Reconciliation

The reconciliation of income tax expense by applying the Federal statutory tax rates to the Company's effective income tax rate is as follows:

                                                          December 31,
                                                     ----------------------
                                                        1997        1998
                                                     ---------   ----------


Federal statutory rate.....................              34.0%         34.0%
State tax on income, net of federal income tax            3.3           3.3
  benefit..................................
Research tax credits.......................              (3.6)        (1.0)
Other, net.................................              (1.0)        (2.4)
                                                    ---------     --------

                                                         32.7%         33.9%
                                                    =========     =========


Note 11 - Commitments

During 1998, the Company relocated its corporate office and began a new 20 year lease. The lease is an operating lease agreement which provides for the monthly payment of $23,483 and expires March 2018. Rent expense under this operating lease and the previous corporate office lease totaled $147,452 and $276,053 for the years ended December 31, 1997 and 1998, respectively.

The Company assumed various other operating leases for equipment and office space in connection with its business acquisitions described in Note 2. The leases have expiration dates ranging from 1999 to 2003. Payments on these leases totaled $139,222 in 1998. In addition, the Company signed two new leases in 1998 for office space to consolidate several acquired offices within the same cities. These leases expire in 2008 and 2009. Payments on these leases totaled $21,658 in 1998.

Future minimum annual lease payments are as follows:

      Year Ended December 31,

             1999..........................         $1,026,585
             2000..........................            887,348
             2001..........................            871,129
             2002..........................            850,934
             2003..........................            793,341
             Thereafter....................          7,715,507
                                                    ----------

                                                   $12,144,844
                                                    ==========

The Company is subject from time to time to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

The Company maintains a self-insured medical insurance program for its employees. The Company reimburses employees for qualified medical services up to $10,000 per employee per plan year. The reimbursement owed to employees as of December 31, 1998 amounted to approximately $42,000.


Note 12 - Sale of Territories

In January 1997, the Company sold its Texas territories which were reacquired by the Company from certain franchisees from 1990 to 1995. The sales price was $714,000 which was paid in cash. The purchaser acquired accounts receivable of $115,000, net intangibles of $276,000, and net fixed assets of $115,000. In the third quarter of 1998, the Company repurchased these territories for approximately $1,600,000 (Note 2).

Note 13 - Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations:

                                        For the Year Ended December 31, 1998
                                        ------------------------------------
                                           Income       Shares     Per-Share
                                        (Numerator)  (Denominator)   Amount
                                        -----------  ------------- ---------



Net income                              $1,576,734

Basic EPS
Weighted average beginning
 shares outstanding                         -         1,800,000
Weighted average IPO shares issued          -           850,220
Weighted average shares issued
 in business acquisitions                   -            30,534
                                       -----------   ----------
  Income available to common             1,576,734    2,680,753   $        .59
   stockholders                                                   ============

Effect of Dilutive Common Stock
  Options                                                11,897
  Warrants                                  -            76,564

Diluted EPS
  Income available to common
  stockholders plus assumed
  conversions                           $1,576,734    2,769,214   $        .57
                                        ===========   ==========  ============

                               FACTUAL DATA CORP.


                           Consolidated Balance Sheets
                           March 31, 1999 (Unaudited)


                                    Assets

Current assets
  Cash and cash equivalents .............................     $10,607,214
  Short-term investments ................................            --
  Prepaid expenses and other ............................         292,821
  Accounts receivable, net ..............................       3,603,521
  Stock subscription receivable (paid in full - .........       4,500,000
                                                              -----------
April 1999)
   Total current assets .................................      19,003,556

Property and equipment, net .............................       3,551,917
Intangibles and other assets ............................      12,055,224
                                                              -----------

                                                              $34,610,697
                                                              ===========

                     Liabilities and Shareholders' Equity

Current liabilities
  Current portion of long-term debt .....................     $ 1,879,942
  Accounts payable ......................................       3,704,223
  Accrued payroll and expenses ..........................         447,202
  Income taxes payable ..................................         179,221
  Deferred income taxes .................................          59,291
                                                              -----------
   Total current liabilities ............................       6,269,879
                                                              -----------

Long-term debt ..........................................       3,153,496
Deferred income taxes ...................................         311,749

Commitments and contingency

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized;
  none issued and outstanding ...........................            --
  Common stock, 10,000,000 shares authorized;
  5,327,729 issued and outstanding ......................      22,145,733
Retained earnings .......................................       2,729,840
                                                              -----------
   Total shareholders' equity ...........................      24,875,573

                                                              $34,610,697
                                                              ===========

   See accompanying notes to the unaudited consolidated financial statements which are an integral part of these consolidated financial statements.

                               FACTUAL DATA CORP.

                        Consolidated Statements of Income


                                                 For the Three Months Ended
                                                          March 31,
                                                ----------------------------
                                                    1998             1999
                                                -----------      -----------

                                                           (Unaudited)
Revenue
  Information services ....................     $   568,196      $ 4,391,299
  Ancillary income ........................         429,320          477,714
  System affiliates .......................         586,555          483,869
  Training, license and other .............           1,005             --
                                                -----------      -----------
   Total revenue ..........................       1,585,076        5,352,882

Operating Expenses
  Costs of services provided ..............         446,713        3,199,662
  Selling, general and administrative .....         392,686        1,293,407
                                                -----------      -----------
   Total operating expenses ...............         839,399        4,493,069
                                                -----------      -----------

Income from operations ....................         745,677          859,813

Other income (expense)
  Other income ............................          10,236           59,797
  Interest expense ........................         (18,969)         (85,854)
                                                -----------      -----------
   Total other expense ....................          (8,733)         (26,057)
                                                -----------      -----------

Income before income taxes ................         736,944          833,756
Income tax expense ........................         272,669          325,223
                                                -----------      -----------

Net income and comprehensive income .......     $   464,275      $   508,533
                                                ===========      ===========

Basic earnings per share ..................     $       .26      $       .14
                                                ===========      ===========

Basic weighted average shares outstanding .       1,800,000        3,596,663
                                                ===========      ===========

Diluted earnings per share ................     $       .26      $       .13
                                                ===========      ===========

Diluted weighted average shares outstanding       1,800,000        3,790,037
                                                ===========      ===========

   See accompanying notes to the unaudited consolidated financial statements which are an integral part of these consolidated financial statements.

                               FACTUAL DATA CORP.

                      Consolidated Statements of Cash Flows


                                                      For the Three Months Ended
                                                               March 31,
                                                     ------------------------------
                                                         1998              1999
                                                     ------------      ------------
                                                              (Unaudited)
Cash flows from operating activities
  Net income ...................................     $    464,275      $    508,533
                                                     ------------      ------------
  Adjustments to reconcile net income to net
  cash provided by operating activities
   Depreciation and amortization ...............          108,822           434,233
   Deferred income taxes .......................           25,611             8,988
   Changes in operating assets and liabilities
    Accounts receivable ........................         (552,617)         (683,943)
    Prepaid expenses ...........................          (15,598)         (186,857)
    Other assets ...............................           10,301           (78,399)
    Accounts payable ...........................          472,369           434,353
    Accrued payroll, payroll taxes and expenses           (62,173)           15,761
    Accrued taxes and other ....................          214,123          (344,965)
                                                     ------------      ------------
                                                          200,838          (400,829)
                                                     ------------      ------------
      Net cash provided by operating activities           665,113           107,704
                                                     ------------      ------------

Cash flow from investing activities
  Purchase of property and equipment ...........         (292,056)         (681,083)
  Increase in note receivable ..................           (3,263)             --
  Net cash used in the acquisition of businesses             --          (1,693,820)
  Sales of short-term investments ..............             --           2,212,386
                                                     ------------      ------------
      Net cash used in investing activities ....         (295,319)         (162,517)
                                                     ------------      ------------

Cash flows from financing activities ...........         (100,050)         (480,981)
  Principal payments on long-term debt .........         (109,946)             --
  Net proceeds in private placement offering
  (net of offering expenses paid of $450,287) ..             --          10,049,713
                                                     ------------      ------------
      Net cash provided by (used in) financing
       activities ..............................         (209,996)        9,568,732
                                                     ------------      ------------

Net increase in cash and cash equivalents ......          159,798         9,513,919

Cash and cash equivalents, at beginning of
 period ........................................          396,752         1,093,295
                                                     ------------      ------------

Cash and cash equivalents, at end of period ....     $    556,550      $ 10,607,214
                                                     ============      ============



  Supplemental disclosure of cash flow information: Interest paid on borrowings for the three months ended March 31, 1998 and 1999 was $18,969 and $85,854, respectively.

  Supplemental disclosure of non-cash investing and financing activities: During the three months ended March 31, 1998 and 1999, the Company financed fixed assets purchases totaling $80,846 and $60,870, respectively, with notes payable and capital leases.
    During the three months ended March 31, 1998 and 1999, the Company  incurred
      $56,785 and $1,018,685, respectively, in offering costs that were included in accounts payable.
    During the three months ended March 31, 1999, the Company acquired five companies for $1,693,820 cash and notes payable and other liabilities of $1,470,811. (See Note 2)
    During the three months ended March 31, 1999, the company assumed other liabilities with prior acquisitions totaling $210,714.

   See accompanying notes to the unaudited consolidated financial statements which are an integral part of these consolidated financial statements.

            NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1:    Summary of Significant Accounting Policies

The consolidated financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The consolidated financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 1997 and 1998 included elsewhere in this document. The results of operations for the three months ended March 31, 1999, may not be indicative of the results of operations for the year ended December 31, 1999.

The Company invested in short-term government, government guaranteed and investment grade securities. As of March 31, 1999 there were no unrealized gains or losses on the Company's investments in marketable debt securities as fair market value approximated amortized cost.

The Company's diluted earnings per share takes into account warrants issued in the Company's IPO and other outstanding stock options.


Note 2:    Business Acquisitions

The Company consummated five acquisitions in the first quarter 1999. The acquisitions have been accounted for using the purchase method and the results of operations are reflected in the consolidated financial statements from the dates of acquisition. The assets were allocated as follows:

   Non-Cash Consideration                        Purchase Price Allocation
-------------------------------------        -------------------------------

 Notes payable             $1,445,311        Property and equipment   $ 61,900
 Holdback payable              25,500        Other assets                8,171
                           ----------        Intangibles             3,094,560
                            1,470,811                                ---------

 Cash payment               1,635,016        Total                  $3,164,631
                                                                    ==========
 Acquisition costs             58,804
                           ----------
                            1,693,820
                           ----------

 Total consideration       $3,164,631
                           ==========


The amortization periods of the intangibles, which are customer lists and non-compete agreements, are fifteen years and two to five years, respectively.


Note 3 - Private Equity Offering

In March 1999, the Company completed a private equity offering of 1,854,714 shares of common stock to certain institutional investors. The Company raised $15 million in gross offering proceeds, and after offering expenses netted approximately $13.5 million. The Company collected all but $4.5 million as of March 31, 1999 and the balance was received in early April of 1999. In connection with the private equity offering, the Company issued a warrant to the underwriter to purchase 55,641 shares of the Company's common stock at an exercise price of $8.08 per share expiring on April 1, 2004. The Company intends to use the proceeds to continue to pursue its consolidation strategy and for general working capital purposes as needed.